                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                    -----------------------------------------

                                  SCHEDULE 13D

                               (AMENDMENT NO. __)

                    Under the Securities Exchange Act of 1934

          SHOWSCAN ENTERTAINMENT INC. (FORMERLY SHOWSCAN CORPORATION)

                               ------------------
                                (Name of issuer)

                          COMMON STOCK, $.001 PAR VALUE

                           ---------------------------
                         (Title of class of securities)

                                   825397-10-2

                                 (CUSIP number)

                              W. Tucker Lemon, Esq.
                             Senior Vice President,
                         General Counsel and Secretary
                          Showscan Entertainment Inc.
                              3939 Landmark Street
                          Culver City, California 90232

                 ----------------------------------------------
                  (Name, address and telephone number of person

                authorized to receive notices and communications)

                                    COPY TO:
                              Peter F. Kerman, Esq.
                                Latham & Watkins
                                 75 Willow Road
                          Menlo Park, California 94025
                                 (415) 328-4600
                                 August 4, 1997

             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

Check the following box if a fee is being paid with the statement: [ ]

                               Page 1 of 141 Pages

                                  SCHEDULE 13D

---------------------                                        -------------------
CUSIP No. 825397-10-2                                        Page 2 of 141 Pages
---------------------                                        -------------------
--------------------------------------------------------------------------------
 1.  Name of Reporting Person
       CHARLES B. MOSS, JR.
--------------------------------------------------------------------------------
 3.  Check the Appropriate Box if a Member of a Group       (a) [X]
                                                            (b) [ ]
--------------------------------------------------------------------------------
 3.  SEC Use Only
--------------------------------------------------------------------------------
 4.  Source of Funds
       OO
--------------------------------------------------------------------------------
 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
 6.  Citizenship or Place of Organization
       UNITED STATES
--------------------------------------------------------------------------------
                7.   Sole Voting Power
Number of             0
Shares        ------------------------------------------------------------------
Beneficially    8.   Shared Voting Power
Owned By              723,060
Each          ------------------------------------------------------------------
Reporting       9.   Sole Dispositive Power
Person                0
With          ------------------------------------------------------------------
               10.   Shared Dispositive Power
                      723,060
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
       723,060
--------------------------------------------------------------------------------
12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
       11.6%
--------------------------------------------------------------------------------
14.  Type of Reporting Person
       IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                        -------------------
CUSIP No. 825397-10-2                                        Page 3 of 141 Pages
---------------------                                        -------------------
--------------------------------------------------------------------------------
 1.  Name of Reporting Person
       CHARLES B. MOSS, III
--------------------------------------------------------------------------------
 3.  Check the Appropriate Box if a Member of a Group       (a) [X]
                                                            (b) [ ]
--------------------------------------------------------------------------------
 3.  SEC Use Only
--------------------------------------------------------------------------------
 4.  Source of Funds
       OO
--------------------------------------------------------------------------------
 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
 6.  Citizenship or Place of Organization
       UNITED STATES
--------------------------------------------------------------------------------
                7.   Sole Voting Power
Number of              47,201
Shares        ------------------------------------------------------------------
Beneficially    8.   Shared Voting Power
Owned By               0
Each          ------------------------------------------------------------------
Reporting       9.   Sole Dispositive Power
Person                 47,201
With          ------------------------------------------------------------------
               10.   Shared Dispositive Power
                       0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
       47,201
--------------------------------------------------------------------------------
12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
       0.8%
--------------------------------------------------------------------------------
14.  Type of Reporting Person
       IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                        -------------------
CUSIP No. 825397-10-2                                        Page 4 of 141 Pages
---------------------                                        -------------------
--------------------------------------------------------------------------------
 1.  Name of Reporting Person
       ROBIN H. MOSS, INDIVIDUALLY, AS CUSTODIAN FOR ELIZABETH H. MOSS, A MINOR, UNDER THE UNIFORM GIFTS TO MINORS ACT AND AS TRUSTEE FOR THE CHARLES B. MOSS, JR. FAMILY TRUST
--------------------------------------------------------------------------------
 3.  Check the Appropriate Box if a Member of a Group       (a) [X]
                                                            (b) [ ]
--------------------------------------------------------------------------------
 3.  SEC Use Only
--------------------------------------------------------------------------------
 4.  Source of Funds
       OO
--------------------------------------------------------------------------------
 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
 6.  Citizenship or Place of Organization
       UNITED STATES
--------------------------------------------------------------------------------
                7.   Sole Voting Power
                       224,101 (INCLUDES 47,201 SHARES AS CUSTODIAN FOR
                       ELIZABETH H. MOSS, A MEMBER OF M.F.P., LLC, AND 155,000
                       SHARES AS TRUSTEE FOR THE CHARLES B. MOSS, JR. FAMILY
Number of              TRUST)
Shares        ------------------------------------------------------------------
Beneficially    8.   Shared Voting Power
Owned By               0
Each          ------------------------------------------------------------------
Reporting       9.   Sole Dispositive Power
Person                224,101 (INCLUDES 47,201 SHARES AS CUSTODIAN FOR ELIZABETH
With                  H. MOSS, A MEMBER OF M.F.P., LLC, AND 155,000 SHARES AS
                      TRUSTEE FOR THE CHARLES B. MOSS, JR. FAMILY TRUST)
              ------------------------------------------------------------------
               10.   Shared Dispositive Power
                       0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
       224,101 (INCLUDES 47,201 SHARES AS CUSTODIAN FOR ELIZABETH H. MOSS, A MEMBER OF M.F.P., LLC, AND 155,000 SHARES AS TRUSTEE FOR THE CHARLES B. MOSS, JR. FAMILY TRUST)
--------------------------------------------------------------------------------
12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
       3.9%
--------------------------------------------------------------------------------
14.  Type of Reporting Person
       IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                        -------------------
CUSIP No. 825397-10-2                                        Page 5 of 141 Pages
---------------------                                        -------------------
--------------------------------------------------------------------------------
 1.  Name of Reporting Person
       CHARLES B. MOSS, JR. FAMILY TRUST
--------------------------------------------------------------------------------
 3.  Check the Appropriate Box if a Member of a Group       (a) [X]
                                                            (b) [ ]
--------------------------------------------------------------------------------
 3.  SEC Use Only
--------------------------------------------------------------------------------
 4.  Source of Funds
       OO
--------------------------------------------------------------------------------
 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
 6.  Citizenship or Place of Organization
       UNITED STATES
--------------------------------------------------------------------------------
                7.   Sole Voting Power
Number of              155,000
Shares        ------------------------------------------------------------------
Beneficially    8.   Shared Voting Power
Owned By               0
Each          ------------------------------------------------------------------
Reporting       9.   Sole Dispositive Power
Person                 155,000
With          ------------------------------------------------------------------
               10.   Shared Dispositive Power
                       0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
       155,000
--------------------------------------------------------------------------------
12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
       2.8%
--------------------------------------------------------------------------------
14.  Type of Reporting Person
       OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                        -------------------
CUSIP No. 825397-10-2                                        Page 6 of 141 Pages
---------------------                                        -------------------
--------------------------------------------------------------------------------
 1.  Name of Reporting Person
       M.F.P., LLC
--------------------------------------------------------------------------------
 3.  Check the Appropriate Box if a Member of a Group       (a) [X]
                                                            (b) [ ]
--------------------------------------------------------------------------------
 3.  SEC Use Only
--------------------------------------------------------------------------------
 4.  Source of Funds
       OO
--------------------------------------------------------------------------------
 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
 6.  Citizenship or Place of Organization
       Colorado
--------------------------------------------------------------------------------
                7.   Sole Voting Power
Number of              94,402
Shares        ------------------------------------------------------------------
Beneficially    8.   Shared Voting Power
Owned By               0
Each          ------------------------------------------------------------------
Reporting       9.   Sole Dispositive Power
Person                 94,402
With          ------------------------------------------------------------------
               10.   Shared Dispositive Power

--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
       94,402
--------------------------------------------------------------------------------
12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
       1.65%
--------------------------------------------------------------------------------
14.  Type of Reporting Person
       OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                        -------------------
CUSIP No. 825397-10-2                                        Page 7 of 141 Pages
---------------------                                        -------------------
--------------------------------------------------------------------------------
 1.  Name of Reporting Person
       THOMAS R. DIBENEDETTO
--------------------------------------------------------------------------------
 3.  Check the Appropriate Box if a Member of a Group       (a) [X]
                                                            (b) [ ]
--------------------------------------------------------------------------------
 3.  SEC Use Only
--------------------------------------------------------------------------------
 4.  Source of Funds
       OO
--------------------------------------------------------------------------------
 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
 6.  Citizenship or Place of Organization
       UNITED STATES
--------------------------------------------------------------------------------
                7.   Sole Voting Power
                       0
              ------------------------------------------------------------------
Number of       8.   Shared Voting Power
Shares                 839,362 (INCLUDES 706,672 SHARES CONTROLLED THROUGH
Beneficially           DIBENEDETTO SHOWSCAN LIMITED PARTNERSHIP)
Owned By      ------------------------------------------------------------------
Each            9.   Sole Dispositive Power
Reporting              0
Person        ------------------------------------------------------------------
With           10.   Shared Dispositive Power
                       839,362 (INCLUDES 706,672 SHARES CONTROLLED THROUGH
                       DIBENEDETTO SHOWSCAN LIMITED PARTNERSHIP)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
       839,362 (INCLUDES 706,672 SHARES CONTROLLED THROUGH DIBENEDETTO
       SHOWSCAN LIMITED PARTNERSHIP)
--------------------------------------------------------------------------------
12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
       13.2%
--------------------------------------------------------------------------------
14.  Type of Reporting Person
       IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                        -------------------
CUSIP No. 825397-10-2                                        Page 8 of 141 Pages
---------------------                                        -------------------
--------------------------------------------------------------------------------
 1.  Name of Reporting Person
       DIBENEDETTO SHOWSCAN LIMITED PARTNERSHIP
--------------------------------------------------------------------------------
 3.  Check the Appropriate Box if a Member of a Group       (a) [X]
                                                            (b) [ ]
--------------------------------------------------------------------------------
 3.  SEC Use Only
--------------------------------------------------------------------------------
 4.  Source of Funds
       OO
--------------------------------------------------------------------------------
 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
 6.  Citizenship or Place of Organization
       DELAWARE
--------------------------------------------------------------------------------
                7.   Sole Voting Power
Number of              0
Shares        ------------------------------------------------------------------
Beneficially    8.   Shared Voting Power
Owned By               706,672
Each          ------------------------------------------------------------------
Reporting       9.   Sole Dispositive Power
Person                 0
With          ------------------------------------------------------------------
               10.   Shared Dispositive Power
                       706,672
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
       706,672
--------------------------------------------------------------------------------
12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
       11.1%
--------------------------------------------------------------------------------
14.  Type of Reporting Person
       PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                        -------------------
CUSIP No. 825397-10-2                                        Page 9 of 141 Pages
---------------------                                        -------------------
--------------------------------------------------------------------------------
 1.  Name of Reporting Person
       DIBENEDETTO 1993 FAMILY TRUST
--------------------------------------------------------------------------------
 3.  Check the Appropriate Box if a Member of a Group       (a) [X]
                                                            (b) [ ]
--------------------------------------------------------------------------------
 3.  SEC Use Only
--------------------------------------------------------------------------------
 4.  Source of Funds
       OO
--------------------------------------------------------------------------------
 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
 6.  Citizenship or Place of Organization
       MASSACHUSETTS
--------------------------------------------------------------------------------
                7.   Sole Voting Power
Number of              35,000
Shares        ------------------------------------------------------------------
Beneficially    8.   Shared Voting Power
Owned By               0
Each          ------------------------------------------------------------------
Reporting       9.   Sole Dispositive Power
Person                 35,000
With          ------------------------------------------------------------------
               10.   Shared Dispositive Power
                       0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
       35,000
--------------------------------------------------------------------------------
12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
       0.6%
--------------------------------------------------------------------------------
14.  Type of Reporting Person
       OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                       --------------------
CUSIP No. 825397-10-2                                       Page 10 of 141 Pages
---------------------                                       --------------------
--------------------------------------------------------------------------------
 1.  Name of Reporting Person
       LINDA M. DIBENEDETTO, AS TRUSTEE OF THE DIBENEDETTO 1993 FAMILY TRUST
--------------------------------------------------------------------------------
 3.  Check the Appropriate Box if a Member of a Group       (a) [X]
                                                            (b) [ ]
--------------------------------------------------------------------------------
 3.  SEC Use Only
--------------------------------------------------------------------------------
 4.  Source of Funds
       OO
--------------------------------------------------------------------------------
 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
 6.  Citizenship or Place of Organization
       UNITED STATES
--------------------------------------------------------------------------------
                7.   Sole Voting Power
Number of              35,000
Shares        ------------------------------------------------------------------
Beneficially    8.   Shared Voting Power
Owned By               0
Each          ------------------------------------------------------------------
Reporting       9.   Sole Dispositive Power
Person                 35,000
With          ------------------------------------------------------------------
               10.   Shared Dispositive Power
                       0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
       35,000
--------------------------------------------------------------------------------
12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
       0.6%
--------------------------------------------------------------------------------
14.  Type of Reporting Person
       IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                       --------------------
CUSIP No. 825397-10-2                                       Page 11 of 141 Pages
---------------------                                       --------------------
--------------------------------------------------------------------------------
 1.  Name of Reporting Person
       DIBENEDETTO FAMILY TRUST U/A/D/ 11/01/91 FBO CORY JAMES DIBENEDETTO
--------------------------------------------------------------------------------
 3.  Check the Appropriate Box if a Member of a Group       (a) [X]
                                                            (b) [ ]
--------------------------------------------------------------------------------
 3.  SEC Use Only
--------------------------------------------------------------------------------
 4.  Source of Funds
       OO
--------------------------------------------------------------------------------
 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
 6.  Citizenship or Place of Organization
       MASSACHUSETTS
--------------------------------------------------------------------------------
                7.   Sole Voting Power
Number of              35,000
Shares        ------------------------------------------------------------------
Beneficially    8.   Shared Voting Power
Owned By               0
Each          ------------------------------------------------------------------
Reporting       9.   Sole Dispositive Power
Person                 35,000
With          ------------------------------------------------------------------
               10.   Shared Dispositive Power
                       0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
       35,000
--------------------------------------------------------------------------------
12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
       0.6%
--------------------------------------------------------------------------------
14.  Type of Reporting Person
       OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                       --------------------
CUSIP No. 825397-10-2                                       Page 12 of 141 Pages
---------------------                                       --------------------
--------------------------------------------------------------------------------
 1.  Name of Reporting Person
       DIBENEDETTO FAMILY TRUST U/A/D/ 11/01/91 FBO CHRISTIAN ROBERT DIBENEDETTO
--------------------------------------------------------------------------------
 3.  Check the Appropriate Box if a Member of a Group       (a) [X]
                                                            (b) [ ]
--------------------------------------------------------------------------------
 3.  SEC Use Only
--------------------------------------------------------------------------------
 4.  Source of Funds
       OO
--------------------------------------------------------------------------------
 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
 6.  Citizenship or Place of Organization
       MASSACHUSETTS
--------------------------------------------------------------------------------
                7.   Sole Voting Power
Number of              35,000
Shares        ------------------------------------------------------------------
Beneficially    8.   Shared Voting Power
Owned By               0
Each          ------------------------------------------------------------------
Reporting       9.   Sole Dispositive Power
Person                 35,000
With          ------------------------------------------------------------------
               10.   Shared Dispositive Power
                       0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
       35,000
--------------------------------------------------------------------------------
12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
       0.6%
--------------------------------------------------------------------------------
14.  Type of Reporting Person
       OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                       --------------------
CUSIP No. 825397-10-2                                       Page 13 of 141 Pages
---------------------                                       --------------------
--------------------------------------------------------------------------------
 1.  Name of Reporting Person
       DIBENEDETTO FAMILY TRUST U/A/D/ 11/01/91 FBO THOMAS AUSTIN DIBENEDETTO
--------------------------------------------------------------------------------
 3.  Check the Appropriate Box if a Member of a Group       (a) [X]
                                                            (b) [ ]
--------------------------------------------------------------------------------
 3.  SEC Use Only
--------------------------------------------------------------------------------
 4.  Source of Funds
       OO
--------------------------------------------------------------------------------
 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
 6.  Citizenship or Place of Organization
       MASSACHUSETTS
--------------------------------------------------------------------------------
                7.   Sole Voting Power
Number of              35,000
Shares        ------------------------------------------------------------------
Beneficially    8.   Shared Voting Power
Owned By               0
Each          ------------------------------------------------------------------
Reporting       9.   Sole Dispositive Power
Person                 35,000
With          ------------------------------------------------------------------
               10.   Shared Dispositive Power
                       0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
       35,000
--------------------------------------------------------------------------------
12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
       0.6%
--------------------------------------------------------------------------------
14.  Type of Reporting Person
       OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                       --------------------
CUSIP No. 825397-10-2                                       Page 14 of 141 Pages
---------------------                                       --------------------
--------------------------------------------------------------------------------
 1.  Name of Reporting Person
       DIBENEDETTO FAMILY TRUST U/A/D/ 11/01/91 FBO MARC ANTHONY DIBENEDETTO
--------------------------------------------------------------------------------
 3.  Check the Appropriate Box if a Member of a Group       (a) [X]
                                                            (b) [ ]
--------------------------------------------------------------------------------
 3.  SEC Use Only
--------------------------------------------------------------------------------
 4.  Source of Funds
       OO
--------------------------------------------------------------------------------
 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
 6.  Citizenship or Place of Organization
       MASSACHUSETTS
--------------------------------------------------------------------------------
                7.   Sole Voting Power
Number of              35,000
Shares        ------------------------------------------------------------------
Beneficially    8.   Shared Voting Power
Owned By               0
Each          ------------------------------------------------------------------
Reporting       9.   Sole Dispositive Power
Person                 35,000
With          ------------------------------------------------------------------
               10.   Shared Dispositive Power
                       0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
       35,000
--------------------------------------------------------------------------------
12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
       0.6%
--------------------------------------------------------------------------------
14.  Type of Reporting Person
       OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                       --------------------
CUSIP No. 825397-10-2                                       Page 15 of 141 Pages
---------------------                                       --------------------
--------------------------------------------------------------------------------
 1.  Name of Reporting Person
       JAMES YACOBUCCI, AS TRUSTEE OF THE DIBENEDETTO FAMILY TRUST U/A/D 11/01/91 FBO CORY JAMES DIBENEDETTO, THE DIBENEDETTO FAMILY TRUST U/A/D 11/01/91 FBO CHRISTIAN ROBERT DIBENEDETTO, THE DIBENEDETTO FAMILY TRUST U/A/D 11/01/91 FBO THOMAS AUSTIN DIBENEDETTO, THE DIBENEDETTO FAMILY TRUST U/A/D 11/01/91 FBO MARC ANTHONY DIBENEDETTO
--------------------------------------------------------------------------------
 3.  Check the Appropriate Box if a Member of a Group       (a) [X]
                                                            (b) [ ]
--------------------------------------------------------------------------------
 3.  SEC Use Only
--------------------------------------------------------------------------------
 4.  Source of Funds
       OO
--------------------------------------------------------------------------------
 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
 6.  Citizenship or Place of Organization
       UNITED STATES
--------------------------------------------------------------------------------
                7.   Sole Voting Power
                       140,000 (INCLUDES 35,000 SHARES AS TRUSTEE OF EACH OF THE
Number of              FOUR TRUSTS SET FORTH ABOVE IN ITEM 1)
Shares        ------------------------------------------------------------------
Beneficially    8.   Shared Voting Power
Owned By               0
Each          ------------------------------------------------------------------
Reporting       9.   140,000 (INCLUDES 35,000 SHARES AS TRUSTEE OF EACH OF THE
Person               FOUR TRUSTS SET FORTH ABOVE IN ITEM 1)
With          ------------------------------------------------------------------
               10.   Shared Dispositive Power
                       0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
       140,000 (INCLUDES 35,000 SHARES AS TRUSTEE OF EACH OF THE
       FOUR TRUSTS SET FORTH ABOVE IN ITEM 1)
--------------------------------------------------------------------------------
12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
       2.5%
--------------------------------------------------------------------------------
14.  Type of Reporting Person
       IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                       --------------------
CUSIP No. 825397-10-2                                       Page 16 of 141 Pages
---------------------                                       --------------------
--------------------------------------------------------------------------------
 1.  Name of Reporting Person
       UNITED ARTISTS THEATRE CIRCUIT, INC.
--------------------------------------------------------------------------------
 3.  Check the Appropriate Box if a Member of a Group       (a) [ ]
                                                            (b) [ ]
--------------------------------------------------------------------------------
 3.  SEC Use Only
--------------------------------------------------------------------------------
 4.  Source of Funds
       OO
--------------------------------------------------------------------------------
 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
 6.  Citizenship or Place of Organization
       MARYLAND
--------------------------------------------------------------------------------
                7.   Sole Voting Power
Number of              0
Shares        ------------------------------------------------------------------
Beneficially    8.   Shared Voting Power
Owned By               946,032
Each          ------------------------------------------------------------------
Reporting       9.   Sole Dispositive Power
Person                 0
With          ------------------------------------------------------------------
               10.   Shared Dispositive Power
                       946,032
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
       946,032
--------------------------------------------------------------------------------
12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
       14.4%
--------------------------------------------------------------------------------
14.  Type of Reporting Person
       CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                       --------------------
CUSIP No. 825397-10-2                                       Page 17 of 141 Pages
---------------------                                       --------------------
--------------------------------------------------------------------------------
 1.  Name of Reporting Person
       IWERKS ENTERTAINMENT, INC.
--------------------------------------------------------------------------------
 3.  Check the Appropriate Box if a Member of a Group       (a) [ ]
                                                            (b) [ ]
--------------------------------------------------------------------------------
 3.  SEC Use Only
--------------------------------------------------------------------------------
 4.  Source of Funds
       OO
--------------------------------------------------------------------------------
 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
 6.  Citizenship or Place of Organization
       DELAWARE
--------------------------------------------------------------------------------
                7.   Sole Voting Power
Number of              330,714
Shares        ------------------------------------------------------------------
Beneficially    8.   Shared Voting Power
Owned By               1,209,502
Each          ------------------------------------------------------------------
Reporting       9.   Sole Dispositive Power
Person                 330,714
With          ------------------------------------------------------------------
               10.   Shared Dispositive Power
                       1,209,502
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
       1,540,216
--------------------------------------------------------------------------------
12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
       22.2%
--------------------------------------------------------------------------------
14.  Type of Reporting Person
       CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                       --------------------
CUSIP No. 825397-10-2                                       Page 18 of 141 Pages
---------------------                                       --------------------
--------------------------------------------------------------------------------
 1.  Name of Reporting Person
       ROY A. WRIGHT
--------------------------------------------------------------------------------
 3.  Check the Appropriate Box if a Member of a Group       (a) [ ]
                                                            (b) [ ]
--------------------------------------------------------------------------------
 3.  SEC Use Only
--------------------------------------------------------------------------------
 4.  Source of Funds
       OO
--------------------------------------------------------------------------------
 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
 6.  Citizenship or Place of Organization
       UNITED STATES
--------------------------------------------------------------------------------
                7.   Sole Voting Power
Number of              0
Shares        ------------------------------------------------------------------
Beneficially    8.   Shared Voting Power
Owned By               1,209,502
Each          ------------------------------------------------------------------
Reporting       9.   Sole Dispositive Power
Person                 0
With          ------------------------------------------------------------------
               10.   Shared Dispositive Power
                       1,209,502
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
       1,209,502
--------------------------------------------------------------------------------
12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
       18.3%
--------------------------------------------------------------------------------
14.  Type of Reporting Person
       IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                       --------------------
CUSIP No. 825397-10-2                                       Page 19 of 141 Pages
---------------------                                       --------------------
--------------------------------------------------------------------------------
 1.  Name of Reporting Person
       BRUCE C. HINCKLEY
--------------------------------------------------------------------------------
 3.  Check the Appropriate Box if a Member of a Group       (a) [ ]
                                                            (b) [ ]
--------------------------------------------------------------------------------
 3.  SEC Use Only
--------------------------------------------------------------------------------
 4.  Source of Funds
       OO
--------------------------------------------------------------------------------
 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
 6.  Citizenship or Place of Organization
       UNITED STATES
--------------------------------------------------------------------------------
                7.   Sole Voting Power
Number of              0
Shares        ------------------------------------------------------------------
Beneficially    8.   Shared Voting Power
Owned By               1,209,502
Each          ------------------------------------------------------------------
Reporting       9.   Sole Dispositive Power
Person                 0
With          ------------------------------------------------------------------
               10.   Shared Dispositive Power
                       1,209,502
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
       1,209,502
--------------------------------------------------------------------------------
12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
       18.3%
--------------------------------------------------------------------------------
14.  Type of Reporting Person
       IN
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER

        This statement on Schedule 13D (the "Statement") relates to shares of common stock, $.001 par value per share (the "Common Stock"), of Showscan Entertainment Inc., a Delaware corporation (formerly Showscan Corporation) (the "Issuer"). The principal executive offices of the Issuer are located at 3939 Landmark Street, Culver City, California 90232.

        This Statement relates to separate stockholder support agreements entered into by and between Iwerks Entertainment, Inc., a Delaware corporation, and each of United Artists Theatre Circuit, Inc., a Maryland corporation, and the members of the Amendment Filing Group (as defined in Item 2 below). Pursuant to the Stockholder Support Agreements, each of Charles B. Moss, Jr., Thomas R. DiBenedetto, DiBenedetto Showscan Limited Partnership and United Artists Theatre Circuit, Inc. has agreed with Iwerks Entertainment, Inc. to vote its voting securities of the Issuer in favor of a business combination between the Issuer and Iwerks Entertainment, Inc. In addition, this Statement relates to an irrevocable option granted to Iwerks Entertainment, Inc. by the Issuer to purchase for cash up to 330,714 shares of the Issuer's Common Stock upon certain terms and conditions set forth in the Merger Agreement (as defined in Item 4 below).

        With respect to the reporting persons who are members of the Amendment Filing Group, this Statement is filed as Amendment No. 4 ("Amendment No. 4") which amends (i) the statement on Schedule 13D (the "Amendment Filing Group Statement"), originally filed with the Securities and Exchange Commission (the "Commission"), by Charles B. Moss, Jr., Thomas R. DiBenedetto and DiBenedetto Showscan Limited Partnership with respect to events occurring as of September 27, 1993 (the "Initial Filing Group Statement"), (ii) as amended by Amendment No. 1 to such Statement ("Amendment No. 1") filed with the Commission by Charles
B. Moss, Jr., Charles B. Moss, III, Robin H. Moss, as custodian for Elizabeth H. Moss, Thomas R. DiBenedetto, DiBenedetto Showscan Limited Partnership, the DiBenedetto 1993 Family Trust, and Linda M. DiBenedetto and William A. Lowell as Co-Trustees of the DiBenedetto 1993 Family Trust, with respect to events occurring in October 1993, (iii) as amended by Amendment No. 2 to such Statement ("Amendment No. 2") filed with the Commission by Charles B. Moss, Jr., Charles
B. Moss, III, Robin H. Moss, as Custodian for Elizabeth H. Moss, Robin H. Moss, as Trustee of the Charles B. Moss, Jr. Family Trust, Thomas R. DiBenedetto, DiBenedetto Showscan Limited Partnership, Linda M. DiBenedetto and William A. Lowell, as Co-Trustees of the DiBenedetto 1993 Family Trust, James Yacobucci, as Trustee of the DiBenedetto Family Trust U/A/D 11/01/91 FBO Cory James DiBenedetto, James Yacobucci, as Trustee of the DiBenedetto Family Trust U/A/D 11/01/91 FBO Christian Robert DiBenedetto, James Yacobucci, as Trustee of the DiBenedetto Family Trust U/A/D 11/01/91 FBO Thomas Austin DiBenedetto, and James Yacobucci, as Trustee of the DiBenedetto Family Trust U/A/D 11/01/91 FBO Marc Anthony DiBenedetto, with respect to events occurring in April 1994 and (iv) as amended by Amendment No. 3 to such Statement ("Amendment No. 3") filed with the Commission by Charles B. Moss, Jr., Charles B. Moss, III, Robin H. Moss, as Custodian for Elizabeth H. Moss, Robin H. Moss, as Trustee of the Charles B. Moss, Jr. Family Trust, Thomas R. DiBenedetto, DiBenedetto Showscan Limited Partnership, Linda M. DiBenedetto and William A. Lowell, as Co-Trustees of the DiBenedetto 1993 Family Trust, James Yacobucci, as Trustee of the DiBenedetto Family Trust U/A/D 11/01/91 FBO Cory James DiBenedetto, James Yacobucci, as Trustee of the DiBenedetto Family Trust

U/A/D 11/01/91 FBO Christian Robert DiBenedetto, James Yacobucci, as Trustee of the DiBenedetto Family Trust U/A/D 11/01/91 FBO Thomas Austin DiBenedetto, and James Yacobucci, as Trustee of the DiBenedetto Family Trust U/A/D 11/01/91 FBO Marc Anthony DiBenedetto, with respect to events occurring as of August 19, 1994.

        This Statement is subject to the provisions of Rule 101(a)(2) of Regulation S-T under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), relating to the Securities and Exchange Commission's recently adopted electronic filing requirements. Pursuant to Rule 101(a)(2), since Amendment No. 4 is the first amendment which the members of the Amendment Filing Group are filing electronically, such members are required to restate the entire Amendment Filing Group Statement.

ITEM 2. IDENTITY AND BACKGROUND

        (a)-(c), (f). This Statement is being filed by (i) Charles B. Moss, Jr. ("Charles Moss"), an individual United States citizen with a business address at c/o B.S. Moss Enterprises, 225 North Mill Street, Aspen, Colorado 81611; (ii) Charles B. Moss, III ("Charles Moss III"), an individual United States citizen with a business address at c/o B.S. Moss Enterprises, 225 North Mill Street, Aspen, Colorado 81611; (iii) the Charles B. Moss, Jr. Family Trust ("Moss Trust"), a trust formed under the laws of New York with a business address at c/o B.S. Moss Enterprises, 225 North Mill Street, Aspen, Colorado 81611; (iv) Robin H. Moss ("Robin Moss"), an individual United States citizen with a business address at c/o B.S. Moss Enterprises, 225 North Mill Street, Aspen, Colorado 81611, individually and as custodian for Elizabeth H. Moss, a Minor, under the Uniform Gifts to Minors Act and as Trustee for the Moss Trust, an individual United States citizen with a business address at c/o B.S. Moss Enterprises, 225 North Mill Street, Aspen, Colorado 81611; (v) M.F.P, LLC ("M.F.P., LLC"), a limited liability company formed under the laws of Colorado with a business address at c/o B.S. Moss Enterprises, 225 North
Mill Street, Aspen, Colorado 81611; (vi) Thomas R. DiBenedetto ("Thomas DiBenedetto"), an individual United States citizen with an address at 15140 Fiddlesticks Boulevard, Fort Meyers, Florida 33912; (vii) DiBenedetto Showscan Limited Partnership ("DiBenedetto LP"), a Delaware limited partnership with an address at c/o Junction Investors, Ltd., 84 State Street, Boston, Massachusetts 02109; (viii) the DiBenedetto 1993 Family Trust ("1993 Trust"), a trust formed under the laws of Massachusetts with an address at 15140 Fiddlesticks Boulevard, Fort Meyers, Florida 33912; (ix) Linda M. DiBenedetto ("Linda DiBenedetto"), as Trustee of the 1993 Trust, an individual United States citizen with an address at 15140 Fiddlesticks Boulevard, Fort Meyers, Florida 33912; (x) the DiBenedetto Family Trust U/A/D 11/01/91 FBO Cory James DiBenedetto ("Cory Trust"), a trust formed under the laws of Massachusetts with an address at c/o James Yacobucci, 522 Riversville Road, Greenwich, Connecticut 06831, (xi) the DiBenedetto Family Trust U/A/D 11/01/91 FBO Christian Robert DiBenedetto ("Christian Trust"), a trust formed under the laws of Massachusetts with an address at c/o James Yacobucci, 522 Riversville Road, Greenwich, Connecticut 06831, (xii) the DiBenedetto Family Trust U/A/D 11/01/91 FBO Thomas Austin DiBenedetto ("Thomas Trust"), a trust formed under the laws of Massachusetts with an address at c/o James Yacobucci, 522 Riversville Road, Greenwich, Connecticut 06831, (xiii) the DiBenedetto Family Trust U/A/D 11/01/91 FBO Marc Anthony DiBenedetto ("Marc Trust"), a trust formed under the laws of Massachusetts with an address at c/o James Yacobucci, 522 Riversville Road, Greenwich, Connecticut 06831 (xiv) James Yacobucci ("Yacobucci"), as Trustee of the Cory Trust, the Christian Trust, the Thomas Trust and the Marc Trust, an individual United States citizen with a business address at Reliance Group Holdings, Park Avenue Plaza, 55 East 52nd Street, New York, New York 10055, (xv) United Artists Theatre Circuit, Inc., a Maryland corporation with an address at 9110 East Nichols Avenue, Suite 200, Englewood, Colorado 80112 ("UATC"), (xvi) Iwerks Entertainment, Inc., a Delaware corporation with an address at 4540 West Valerio Street, Burbank, California 91505 ("Iwerks"),
(xvii) Roy A. Wright, an individual United States citizen with a business address at 4540 West Valerio Street, Burbank, California 91505 and (xviii) Bruce Hinckley, an individual United States citizen with a business address at 4540 West Valerio Street, Burbank, California 91505. The parties referred to in (i) -
(iv) and (vi) - (xiv) are referred to collectively herein as the "Amendment Filing Group" and, together with the parties referred to in (v) and (xv) - (xviii), as the "Reporting Persons."

        Charles Moss is the President and controlling shareholder of B.S. Moss Enterprises, Inc. and related private companies owned by Charles Moss and his family members involved in the ownership and operation of motion picture theaters, motion picture production, real estate and ownership and operation of a radio station located in Aspen, Colorado. Charles Moss is the father of Charles Moss III and Elizabeth H. Moss, and is the ex-husband of Robin Moss.

        Charles Moss III is the son of Charles Moss and Robin Moss, and is the General Manager at KFMU, a radio station with a business address at 2555 Village Drive, Steamboat Springs, Colorado 80477.

        Robin Moss is the ex-wife of Charles Moss and the mother of Charles Moss III and Elizabeth H. Moss. Robin Moss is a Vice President of Moss Entertainment Corp.

        The Moss Trust was formed in 1986. Charles Moss is not a beneficiary under the Moss Trust. Robin Moss is the sole Trustee of the Moss Trust.

        M.F.P., LLC was formed in 1995 and is engaged in the business of holding investments. Charles Moss III and Elizabeth H. Moss are the sole members of M.F.P., LLC. Charles Moss is the Manager of M.F.P., LLC.

        Thomas DiBenedetto is the President of Junction Investors, Ltd., a private venture capital and investment banking firm. Thomas DiBenedetto is the husband of Linda DiBenedetto.

        DiBenedetto LP is a Delaware limited partnership formed for the purpose of acquiring certain securities from the Issuer and has engaged in no other business. The sole general partner of DiBenedetto LP is DiBenedetto Showscan, Inc. ("DiBenedetto Corp."), a Delaware corporation, the sole stockholder of which is Thomas DiBenedetto. Thomas DiBenedetto is the President, Treasurer and sole Director of DiBenedetto Corp. DiBenedetto Corp. was organized for the purposes of acting as general partner of DiBenedetto LP and has engaged in no other business. Thomas DiBenedetto is the sole controlling person of DiBenedetto Corp.

        The 1993 Trust was formed in 1993. Thomas DiBenedetto is not a beneficiary under the 1993 Trust. Linda DiBenedetto is the sole Trustee of the 1993 Trust. William A. Lowell resigned as Co-Trustee of the 1993 Trust on October 17, 1996.

        Linda DiBenedetto is the wife of Thomas DiBenedetto. Linda DiBenedetto is the Trustee of the 1993 Trust.

        The Cory Trust was formed in 1991. Thomas DiBenedetto is not a beneficiary under the Cory Trust. Yacobucci is the sole Trustee of the Cory Trust.

        The Christian Trust was formed in 1991. Thomas DiBenedetto is not a beneficiary under the Christian Trust. Yacobucci is the sole Trustee of the Christian Trust.

        The Thomas Trust was formed in 1991. Thomas DiBenedetto is not a beneficiary under the Thomas Trust. Yacobucci is the sole Trustee of the Thomas Trust.

        The Marc Trust was formed in 1991. Thomas DiBenedetto is not a beneficiary under the Marc Trust. Yacobucci is the sole Trustee of the Marc Trust.

        Yacobucci is the Chief Investment Officer of Reliance Insurance Company. Yacobucci is the Trustee of the Cory Trust, the Christian Trust, the Thomas Trust and the Marc Trust.

        UATC was originally incorporated in 1926 and is engaged in the commercial film exhibition business.

        Iwerks was incorporated in 1986 and is engaged in the business of providing high-tech software-based theatre attractions for the out-of-home entertainment market.

        Roy A. Wright is the President and Chief Executive Officer of Iwerks.

        Bruce C. Hinckley is the Executive Vice President and Chief Financial Officer of Iwerks.

        Schedule I attached hereto lists each executive officer, director and controlling person, if any, of each of Iwerks and UATC, and the present principal occupation or employment, business address and citizenship or place of organization (as applicable) of each such officer, director and controlling person. The information set forth in Schedule I is incorporated herein by reference.

        (d), (e). Except as provided herein, during the last five years, none of Charles Moss, Charles Moss III, Robin Moss, Elizabeth H. Moss, the Moss Trust, M.F.P., LLC, Thomas DiBenedetto, DiBenedetto LP, DiBenedetto Corp., the 1993 Trust, Linda DiBenedetto, the Cory Trust, the Christian Trust, the Thomas Trust, the Marc Trust, Yacobucci, UATC, Iwerks, Roy A. Wright, Bruce C. Hinckley, any of the directors or executive officers of DiBenedetto Corp., or any of the directors, officers, or controlling persons listed on Schedule I hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. In connection with the settlement of a Commission investigation of certain alleged violations of the federal securities laws which occurred while William J. Battison III was employed by Westwood One, Inc., Mr. Battison, without admitting or denying the Commission's findings, consented to the issuance of a cease and desist order.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        RESTATEMENT OF INITIAL FILING GROUP STATEMENT:

        Charles Moss utilized personal funds and short term borrowings from Fiduciary Trust Management Corp. secured by other investment holdings of Charles Moss, to acquire the securities of the Issuer disclosed in the Initial Filing Group Statement and restated in Item 5 below. Thomas DiBenedetto utilized personal funds to acquire the securities of the Issuer disclosed in the Initial Filing Group Statement and restated in Item 5 below. DiBenedetto LP utilized contributions from its limited and general partners to acquire securities of the Issuer disclosed in the Initial Filing Group Statement and restated in Item 5 below.

        RESTATEMENT OF AMENDMENT NO. 1:

        The dispositions by Charles Moss and Thomas DiBenedetto reported in Amendment No. 1 and restated in this electronic filing were gifts. Therefore, there was no consideration paid to Charles Moss or Thomas DiBenedetto in connection with such dispositions.

        Charles Moss and Thomas DiBenedetto each utilized personal funds for the acquisition by each of them of 50,000 shares of Common Stock pursuant to the Plitt Agreement (as defined in Item 5 below) reported in Amendment No. 1 and restated in this electronic filing.

        RESTATEMENT OF AMENDMENT NO. 2:

        The Moss Trust utilized funds borrowed in the ordinary course of business from Fiduciary Trust Company International for the acquisition by it of 175,000 shares of Common Stock for $962,500 pursuant to the 1994 Stock Purchase Agreement (as defined in Item 5 below) reported in Amendment No. 2 and restated in this electronic filing. This borrowing was co-signed by Charles Moss and secured by certain property of Charles Moss.

        The 1993 Trust utilized trust funds and funds borrowed from Thomas DiBenedetto pursuant to a short term loan between Thomas DiBenedetto and the 1993 Trust, evidenced by a promissory note, for the acquisition by it of 35,000 shares of Common Stock for $192,500 pursuant to the 1994 Stock Purchase Agreement reported in Amendment No. 2 and restated in this electronic filing.

        The Cory Trust, the Christian Trust, the Thomas Trust and the Marc Trust each utilized funds raised through the sale of portfolio securities owned by such trusts and through temporary margin loans on securities owned by such trusts for the acquisition by each of them of 35,000 shares of Common Stock for a purchase price of $192,500 each, pursuant to the 1994 Stock Purchase Agreement.

        The terminations of options to acquire Common Stock by Charles Moss and the 1993 Trust reported in Amendment No. 2 and restated in this electronic filing were made as a part of the 1994 Stock Purchase Agreement, and, in the case of the 1993 Trust, the DiBenedetto Agreement (as defined in Item 5 below) and there was no consideration paid to Charles Moss or the 1993 Trust in connection with the terminations reported in Amendment No. 2 and restated in this electronic filing.

        RESTATEMENT OF AMENDMENT NO. 3:

        Charles Moss and DiBenedetto LP utilized 24,000 shares of the Issuer's Series B Preferred Stock (the "Series B Preferred") acquired by them from the Issuer in September 1993 for the acquisition by them of 24,000 shares of the Issuer's Series C Convertible Preferred Stock (the "Series C Preferred") reported in Amendment No. 3 and restated in this electronic filing.

        ADDITIONAL DISCLOSURE:

        As more fully described in Item 4 hereof, as of August 4, 1997, each of Charles Moss, Thomas DiBenedetto, DiBenedetto LP and UATC (collectively, the "Supporting Stockholders") has entered into separate stockholder support agreements with Iwerks

(collectively, the "Stockholder Support Agreements"). The Supporting Stockholders have entered into the Stockholder Support Agreements in order to induce Iwerks to enter into the Merger Agreement (as defined in Item 4). In addition, as more fully described in Item 4, Iwerks may under certain conditions exercise an option granted to it by the Issuer pursuant to the Merger Agreement (the "Iwerks Option") to purchase up to 330,714 shares of the Issuer's Common Stock at $4.14 per share in cash (the "Exercise Price"). If Iwerks were to exercise the Iwerks Option in full and pay the Exercise Price in cash, the funds required would be approximately $1,369,156. It is currently anticipated that such funds would be provided from general funds available to Iwerks and its affiliates.

         On (i) March 14, 1995, each of Charles Moss III and Robin Moss as UGMA Custodian for Elizabeth Moss transferred warrants exercisable for 44,101 shares of Common Stock held by each of them for investment purposes and for no consideration to M.F.P., LLC, of which Charles Moss III and Elizabeth Moss are the sole members, (ii) March 14, 1995, Charles Moss transferred 6,200 shares of Common Stock beneficially held by him to M.F.P., LLC as a gift for no consideration, and (iii) July 1, 1996, in connection with a divorce settlement, Charles Moss transferred 21,900 shares of Common Stock to Robin Moss (collectively, the "Moss Transfers").

ITEM 4. PURPOSE OF TRANSACTION

        RESTATEMENT OF INITIAL FILING GROUP STATEMENT:

        The securities initially acquired from the Issuer described in the Initial Filing Group Statement and restated in this electronic filing were acquired pursuant to a 1993 Purchase Agreement as (defined in Item 5 below), which contained a variety of provisions relating to corporate governance of the Issuer and certain other transactions. Reference is made to Item 6 below, and to the 1993 Purchase Agreement, which was filed as an exhibit to the Initial Filing Group Statement, for the complete terms thereof.

         Charles Moss, Thomas DiBenedetto and Dibenedetto LP acquired securities of the Issuer for investment purposes. Charles Moss and Thomas DiBenedetto are actively involved in the management of the business of the Issuer, including the establishment of corporate objectives and strategies, the arrangement of additional financing for the Issuer and its affiliates, selection of new senior management, development and financing of new owned and operated Showscan theaters, and development, financing and production of Showscan motion pictures.

        As part of the transaction, the Issuer agreed to the following matters relating to corporate governance pursuant to the 1993 Purchase Agreement:

        (a) The Issuer's Board of Directors elected Charles Moss and Thomas DiBenedetto to the Board, effective September 27, 1993. So long as Charles Moss or Thomas DiBenedetto, directly or indirectly, own or have the right to acquire from the Issuer, collectively, more than 5% of the Issuer's securities, Charles Moss and Thomas DiBenedetto, or their respective designees, are to be elected to the Board.

        (b) The Issuer and Charles Moss and Thomas DiBenedetto agreed that the Issuer would recruit a new Chief Executive Officer with experience in the motion picture industry. The selection and appointment of such new CEO was subject to the approval of the Board of Directors and Charles Moss and Thomas DiBenedetto before appointment. The selection and appointment of any successor CEO is also subject to the approval of Charles Moss and Thomas DiBenedetto or their designees on the Board.

        (c) The Issuer's Board of Directors created a three person executive committee to be composed of William Eberle (the then Chairman of the Board of the Issuer), Charles Moss, and the person recruited as the new Chief Executive Officer of the Issuer. The executive committee may act only by unanimous vote, and is to be delegated certain exclusive authority to approve film production by the Issuer subject to annual budgets for film production to be approved by the Board of Directors.

        (d) The Issuer agreed at that time to cause its Board of Directors to be composed of seven persons: three existing members of the Board, Charles Moss, Thomas DiBenedetto, the new Chief Executive Officer to be recruited, and a seventh member selected by a majority of the other members of the Board.

        (e) At all times during which the Board is composed of less than seven persons, any action of the Board (other than the election of the seventh Board member) requires the approval of Charles Moss or Thomas DiBenedetto.

        The foregoing provisions of the 1993 Purchase Agreement would no longer be applicable upon consummation of the Merger described below.


        At the time of the closing of the acquisition by Moss, Thomas DiBenedetto and DiBenedetto LP of the Issuer's securities under the 1993 Purchase Agreement, affiliates of Charles Moss and Thomas DiBenedetto entered into two joint venture transactions for the purpose of owning, operating, developing and financing Showscan theaters. One joint venture, "Showscan CityWalk Venture," was formed for the purpose of operating Showscan's theater at Universal CityWalk, adjacent to the Universal Studios Tour, in Los Angeles. The parties to the joint venture are Showscan CityWalk, Inc., a wholly owned subsidiary of the Issuer, and Moss Family LA Corp., a corporation controlled by Charles Moss, and DiBenedetto CityWalk Limited Partnership, a Delaware limited partnership controlled by DiBenedetto. Initially, the Moss and DiBenedetto affiliates owned a 1% interest in the joint venture. These entities have exercised their right to collectively acquire a 50% interest in the joint venture for a price based on the cash flow of the theater.

        The second joint venture, organized under the name "Showscan Attractions Venture", was formed for the purpose of being the exclusive vehicle through which Showscan would develop, manage and operate additional "owned and operated" Showscan theaters throughout the world. The parties to this joint venture are Showscan Attractions, Inc., a wholly owned subsidiary of the Issuer, and Moss Family O&O Corp., a corporation controlled by Charles Moss, and DiBenedetto O&O Limited Partnership, a limited partnership controlled by Thomas DiBenedetto. Showscan Attractions, Inc., on the one hand, and the Moss and DiBenedetto entities, on the other hand, own 50% of the Showscan Attractions Venture. The Issuer granted to Showscan Attractions Venture, pursuant to a Proprietary Property Acquisition and Management Agreement dated as of September 27, 1993, rights to utilize proprietary property and rights of the Issuer in connection with the development and operation of Showscan theaters. Pursuant to such agreement, the Issuer is also retained to manage theaters developed and operated by Showscan Attractions Venture. The joint venture has also retained Moss Entertainment Corp., a corporation controlled by Charles Moss, and DiBenedetto Corp., to provide certain services in connection with the acquisition of properties for Showscan theaters and the potential disposition of those theaters, under which Moss Entertainment Corp. and DiBenedetto Corp. are to receive fees upon the sale or other disposition of certain of the initial theaters developed by Showscan Attractions Venture. As disclosed in Amendment No. 3 and restated in Item 6 of this electronic filing, the territorial scope of Showscan Attractions Venture was subsequently reduced to exclude certain territories pursuant to the Modification Agreement (as defined in Item 6 below).

        RESTATEMENT OF AMENDMENT NO. 1:

        The purpose of the dispositions reported in Amendment No. 1 and restated in this electronic filing was to transfer, by gift, ownership of warrants held by Charles Moss to or on behalf of his children and to transfer, by gift, ownership of the option rights then held by Thomas DiBenedetto under the Plitt Agreement to his family trust.

        The purpose of the closing of the purchase of 50,000 shares of Common Stock by each of Charles Moss and Thomas DiBenedetto reported in Amendment No. 1 and restated in this electronic filing was to consummate an agreement to purchase such Common Stock.

        RESTATEMENT OF AMENDMENT NO. 2:

        The purchase of 175,000 shares of Common Stock by the Moss Trust and the purchase of 35,000 shares of Common Stock by each of the 1993 Trust, the Cory Trust, the Christian Trust, the Thomas Trust and the Mark Trust reported in Amendment No. 2 and restated in this electronic filing were for investment purposes.

        The purpose of the termination of options to acquire Common Stock reported in Amendment No. 2 and restated in this electronic filing was to enable the consummation of the purchase by the Moss Trust, the 1993 Trust, the Cory Trust, the Christian Trust, the Thomas Trust and the Mark Trust of an aggregate total of 350,000 shares of Common Stock reported in Amendment No. 2 and restated in this electronic filing, for which such termination was a necessary condition.

        RESTATEMENT OF AMENDMENT NO. 3:

        The exchange by Charles Moss and DiBenedetto LP of 12,000 shares of Series B Preferred held by each of them for 12,000 shares of Series C Preferred each reported in Amendment No. 3 and restated in this electronic filing was for investment purposes.

        The Series C Preferred acquired from the Issuer were acquired pursuant to an Agreement (the "Exchange Agreement"), dated as of August 19, 1994, among Charles Moss, Thomas DiBenedetto, DiBenedetto LP, the Issuer and UATC. In connection with the Exchange Agreement, (i) Charles Moss, Thomas DiBenedetto, DiBenedetto LP, the Issuer and UATC entered into a Voting Agreement (the "Voting Agreement"), dated as of August 19, 1994, and (ii) Charles Moss, Thomas DiBenedetto, the Issuer and UATC entered into a Standstill Agreement (the "Standstill Agreement"), dated as of August 22, 1994. The Voting Agreement and Standstill Agreement contain a number of provisions relating to corporate governance of the Issuer. Reference is made to Item 6 below for a discussion of these agreements.

        ADDITIONAL DISCLOSURE:

        See Item 3 with respect to the purposes of the Moss Transfers, which is hereby incorporated by reference.

        On August 4, 1997, Iwerks, IWK-1 Merger Corporation, a Delaware corporation ("Merger Sub") and the Issuer entered into an Agreement and Plan of Reorganization (the "Merger Agreement") providing for the merger (the "Merger") of Merger Sub with and into the Issuer, whereupon the separate existence of Merger Sub will cease and the Issuer will continue as the surviving corporation and a wholly-owned subsidiary of Iwerks.

        At the effective time of the Merger (the "Effective Time"), (a) each share of Common Stock of the Issuer which is outstanding immediately prior to the Effective Time

(other than shares then owned by the Issuer or any of its subsidiaries and shares of Common Stock then held by Iwerks or any of its subsidiaries) shall be canceled and converted into the right to receive 0.85 shares of common stock, par value $.001 per share, of Iwerks (the "Iwerks Common Stock") and (b) each share of the Issuer's Series C Preferred which is outstanding immediately prior to the Effective Time (other than shares then owned by the Issuer or any of its subsidiaries, shares of Series C Preferred then held by Iwerks or any of its subsidiaries and shares of Series C Preferred as to which appraisal rights have been perfected, and not withdrawn or lost, under the Delaware General Corporation Law) will be converted into the right to receive that number of shares of Iwerks Common Stock as is equal to the number of shares of the Issuer's Common Stock into which such share of Series C Preferred is convertible immediately prior to the Effective Time multiplied by 0.85. At the Effective Time, each outstanding share of capital stock of Merger Sub shall be converted into and become one share of the Issuer's Common Stock.

        Stockholders of the Issuer otherwise entitled to fractional shares of Iwerks Common Stock shall be paid cash in lieu of fractional shares.

        In addition, at the Effective Time, each outstanding warrant, option, purchase right, subscription or other right or agreement or commitment of any character relating to the issuance of shares of the Issuer's Common Stock, Preferred Stock, or any other shares of capital stock of the Issuer (including, without limitation, warrants, options or rights that may be issued and outstanding under any stock option plan but excluding the Issuer's 8% Convertible Notes due September 1, 1999 (the "8% Notes"), Series C Preferred and the rights set forth in the Rights Agreement dated as of November 11, 1994 by and between the Issuer and Continental Stock Transfer & Trust, as amended) (collectively, the "Issuer Purchase Rights"), whether vested or unvested, shall, subject to the terms of any applicable stock option, warrant agreement or other applicable agreement evidencing the same, remain outstanding following the Effective Time. At the Effective Time, the Issuer Purchase Rights shall be assumed by Iwerks in such manner that Iwerks (i) is a corporation "assuming a stock option in a transaction to which Section 424 applied" within the meaning of Section 424(a) of the Internal Revenue Code of 1986, as amended (the "Code") or (ii) to the extent Section 424 of the Code does not apply to any Issuer Purchase Rights, would be such a corporation were Section 424 applicable to such option.

        In addition, each 8% Note outstanding prior to the Effective Time shall entitle the holder thereof to receive, during the period such 8% Note shall be convertible, upon conversion of such 8% Note, in lieu of each share of the Issuer's Common Stock deliverable on such conversion immediately prior to the Merger, such number of shares of Iwerks Common Stock which are receivable upon the effectiveness of the Merger by a holder of one share of the Issuer's Common Stock.

        The obligations of the parties to the Merger Agreement to effect the Merger are subject to certain conditions, and prior to the Effective Time, Iwerks or the Issuer may terminate the Merger Agreement under certain circumstances, in each case as set forth in the Merger Agreement.

        Under the Merger Agreement, the Issuer has granted Iwerks an option (the "Iwerks Option") to purchase up to 330,714 shares of the Issuer's Common Stock at $4.14 per share in cash (the "Exercise Price"). Provided no court order prohibiting the exercise of the Iwerks Option and subject to compliance with applicable law, Iwerks may exercise the Iwerks Option in whole or in part at any time or from time to time after the occurrence of both an Initial Triggering Event and a Purchase Event but prior to an Option Termination Event (as each term is defined below). Under the Merger Agreement, an "Initial Triggering Event" occurs upon the happening of one of the following events and a good faith determination by Iwerks that there is a reasonable likelihood that, as a result of such event, consummation of the Merger is jeopardized: (i) any Person as defined in Sections (a)(9) or 13(d)(3) of the Exchange Act (other than Iwerks or any subsidiary of Iwerks) shall have commenced a bona fide offer to purchase shares of the Issuer's Common Stock such that, upon consummation of said offer, such Person would own or control 10% or more of the outstanding shares of the Issuer's Common Stock, or shall have entered into an agreement to (A) merge or consolidate or enter into any similar transaction, with the Issuer, or (B) purchase or otherwise acquire (including by way of merger, consolidation, share exchange or any similar transaction) securities representing 10% or more of the Issuer's voting power, (ii) any Person (other than Iwerks or any subsidiary of Iwerks) shall have acquired beneficial ownership or the right to acquire beneficial ownership of 10% or more of the outstanding shares of the Issuer's Common Stock, (iii) any Person (other than Iwerks or any subsidiary of Iwerks) shall have made a bona fide proposal to the Issuer after the date of the Merger Agreement by public announcement or written communication to (A) acquire the Issuer by merger, consolidation, purchase of all or substantially all of its assets or any other similar transaction, or (B) make an offer described herein, (iv) any Person shall have solicited proxies in a proxy solicitation subject to Regulation 14A under the Exchange Act in opposition to approval of the Merger Agreement by the Issuer's stockholders, or (v) any Person shall have willfully breached any provision of the Merger Agreement, which breach would entitle Iwerks to terminate the Merger Agreement, and such breach shall not have been cured pursuant to the terms of the Merger Agreement. Under the Merger Agreement, a "Purchase Event" shall have occurred at such time as the Issuer is obligated to pay Iwerks the Company Termination Fee under Section 10.3(a)(i) of the Merger Agreement. The "Company Termination Fee" is a break-up fee payable by the Issuer to Iwerks in the amount of $1,500,000 in the event that the Merger Agreement is terminated under certain circumstances set forth in Section 10.3(a) of the Merger Agreement.

        The Iwerks Option expires (an "Option Termination Event") if not exercised as permitted under the Merger Agreement prior to the earlier of (i) the Effective Time, (ii) the termination of the Merger Agreement (A) by mutual written consent duly authorized by the Boards of Directors of Iwerks and the Issuer, (B) by either Iwerks or the Issuer, if the Merger shall not have been consummated by December 31, 1997, other than by any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of or a substantial contributor to the failure of the Merger to occur on or before such date, (C) by either Iwerks or the Issuer, if a court of competent jurisdiction or governmental, regulatory or administrative agency or commission shall have issued a nonappealable final order, decree or ruling or taken any other action having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, subject to certain conditions, (D) by action of the Board of Directors of the Issuer if the Board of Directors of Iwerks shall have withdrawn or modified in a manner materially adverse to the Issuer its approval of the Merger Agreement or the Merger or recommendation of the issuance of the Iwerks Common Stock pursuant to the terms of the Merger Agreement or the Merger, (E) by Iwerks or the Issuer if, at a duly held meeting of the stockholders of the Issuer (including any adjournment thereof) held for the purpose of voting on the Merger, the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, the holder of a majority of the outstanding shares of the Issuer's Common Stock and Series C Preferred (voting as a single class) shall not have approved the Merger and the Merger Agreement, (unless prior to the date of the meeting referred to therein an Alternative Proposal is publicly announced) or (F) by Iwerks or the Issuer, if, at a duly held meeting of the stockholders of Iwerks (including any adjournment thereof) held for the purpose of voting on the issuance of the Iwerks Common Stock in connection with the Merger, the requisite vote of a majority of the holders of outstanding shares of Iwerks Common Stock shall not have approved such issuance, or (iii) the first business day after the 365th calendar day following termination of the Merger Agreement for any of the following reasons: (A) by action of the Board of Directors of the Issuer (following receipt of an Alternative Proposal (as defined in Section 6.16 of the Merger Agreement) if (x) the Board of Directors of the Issuer determines in good faith, after advice of outside counsel, that such action is necessary in order to fulfill its fiduciary duties to stockholders imposed by law, and if (y) such Board of Directors is then in receipt of a written opinion from its financial advisor that such Alternative Proposal would, if consummated, result in a transaction more favorable to the Company's stockholders from a financial point of view than the transaction contemplated by the Merger Agreement, subject to certain notice provisions, (B) by action of the Board of Directors of Iwerks if the Board of Directors of the Issuer shall have withdrawn or modified in a manner materially adverse to the Issuer its approval or recommendation of the Merger Agreement or the Merger or (C) by Iwerks or the Issuer, if, at a duly held meeting of the stockholders of the Issuer (including any adjournment thereof) held for the purpose of voting on the Merger, the Merger Agreement and the consummation of the transactions contemplated thereby, the holders of a majority of the outstanding shares of the Issuer's Common Stock and Series C Preferred (voting as a single class) shall not have approved the Merger and the Merger Agreement (if prior to the date of the meeting referred to therein an Alternative Proposal is publicly announced). Notwithstanding the foregoing, in the event that the exercise of the Iwerks Option is subject to any injunction prohibiting its exercise, the period within which Iwerks may exercise the Option shall be extended for a period of 60 days following such injunction's removal.

        In addition, under the Merger Agreement and subject to the terms and conditions therein, the Issuer has granted Iwerks certain registration rights covering the shares of Common Stock issued upon the exercise, if any, of the Iwerks Option.

        Because approval by the Issuer's stockholders is required by applicable law in order to consummate the Merger, the Issuer will submit the Merger to its stockholders for approval. Concurrently with the execution and delivery of the Merger Agreement, the Supporting Stockholders have entered into the Stockholder Support Agreements. Pursuant to the Stockholder Support Agreements, the Supporting Stockholders have agreed to vote all of their voting securities, currently representing (excluding currently exercisable warrants) an aggregate of 1,209,502 shares of the Issuer's voting securities (or 18.3% of the outstanding voting securities), consisting of 237,280 shares of Common Stock and 972,222 shares of Common Stock issuable upon conversion of Series C Preferred, in favor of adoption of the Merger Agreement and approval of the Merger and the other transactions contemplated by the Merger Agreement and, in connection therewith, have granted an irrevocable proxy to Roy A. Wright and Bruce Hinckley to do the same in their place and stead. Each Stockholder Support Agreement terminates upon any termination of the Merger Agreement in accordance with the terms thereof or in the event that the Board of Directors of the Issuer shall withdraw or modify in any manner materially adverse to Iwerks its approval or recommendation of the Merger Agreement or the Merger. Subject to the terms and conditions of the Stockholder Support Agreements, the Supporting Stockholders have agreed, from and after the date of such Stockholder Support Agreements until the earlier of any termination of the Stockholder Support Agreements or the Effective Time, that they will not, directly or indirectly, (a) sell, assign, transfer, pledge, encumber or otherwise dispose of any of their respective voting securities, (b) deposit any of their respective voting securities into a voting trust or enter into a voting agreement or arrangement with respect to any of their respective voting securities or grant any proxy or power of attorney with respect thereto which is inconsistent with the Stockholder Support Agreements or (c) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect sale, assignment, transfer or other disposition of any of the Issuer's Common Stock or Series C Preferred. In addition, pursuant to the Stockholder Support Agreements, the Supporting Stockholders have waived their rights to dissent in connection with the transactions contemplated by the Merger Agreement with respect to any of their shares of Series C Preferred.

        If the Merger is completed as planned, at the Effective Time, the directors of Merger Sub immediately prior to the Effective Time shall become the directors, and the officers of the Issuer immediately prior to the Effective Time shall become the officers, of the surviving corporation, in each case until their respective successors are duly elected or appointed.

        The certificate of incorporation and bylaws of the Issuer in effect immediately prior to the Effective Time shall be the certificate of incorporation and bylaws of the surviving corporation.

        If the Merger is completed as planned, the Issuer intends to seek (i) to have the shares of its Common Stock cease to be listed on the Nasdaq National Market and (ii) if in conformity with applicable law and regulation, to have its shares of Common Stock deregistered under the Exchange Act.

        The preceding summary of certain provisions of the Merger Agreement and the Stockholder Support Agreements is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements. The Merger Agreement is filed as Exhibit 2 hereto, and the Stockholder Support Agreements are filed as Exhibits 3, 4, 5 and 6 hereto, and are incorporated herein by reference.

        Other than as described above, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although subject to the provisions of the Merger Agreement they reserve the right to develop such plans).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        RESTATEMENT OF INITIAL FILING GROUP STATEMENT:

        Transactions: The transaction reported in the Initial Filing Group Statement were as follows:

        As of September 27, 1993, Charles Moss, Thomas DiBenedetto and DiBenedetto LP acquired the following securities from the Issuer pursuant to the Purchase Agreement dated as of such date (the "1993 Purchase Agreement"):

                (a)     Charles Moss:

                        (i) Warrants to purchase 425,000 shares of Common Stock at an exercise price of $4.00 per share. Such warrants are exercisable at any time, in whole or in part, through September 27, 1998. Charles Moss has sole voting and dispositive power with respect to all of the foregoing securities, except that the Issuer has certain rights of first offer in the event Charles Moss proposes to transfer any of the securities other than pursuant to a registration statement or pursuant to Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), as more fully described in Item 6 below.

                        (ii) 75,000 shares of Series A Convertible Preferred Stock of the Issuer, which were automatically converted into 75,000 shares of Common Stock on September 27, 1995. Such Series A Convertible Preferred Stock was entitled to voting rights until conversion equal to the number of shares of Common Stock into which it was then convertible. Such securities were subject to the same provisions governing the rights of first offer referenced in (i) above and more fully described in Item 6 below.

                        (iii) 12,000 shares of Series B Preferred Stock, which was entitled to one vote per share and a liquidation preference of $100.00 per share. Such securities were not convertible into Common Stock. Such securities were subject to the same provisions governing the rights of first offer referenced in (i) above and more fully described in Item 6 below. As disclosed in Amendment No. 3 and restated in this electronic filing, all shares of Series B Preferred held by Charles Moss were subsequently exchanged for an equal number of the Issuer's Series C Preferred.

                    (b) Thomas DiBenedetto:

        75,000 shares of Series A Convertible Preferred Stock of the Issuer, on the same terms described above under Charles Moss. Thomas DiBenedetto held sole voting and dispositive power with respect to such securities, except that the Issuer held certain rights of first offer as described under Item 6 below. All such shares of Series A Convertible Preferred Stock were automatically converted into 75,000 shares of Common Stock on September 27, 1995.

        Thomas DiBenedetto, by virtue of his control of DiBenedetto LP, also held sole voting and dispositive power over the securities acquired by DiBenedetto LP described immediately below.

                    (c) DiBenedetto LP:

                        (i) Warrants to purchase 425,000 shares of Common Stock at an exercise price of $4.00 per share. Such warrants are exercisable at any time, in whole or in part, through September 27, 1998. DiBenedetto LP has sole voting and dispositive power with respect to all of the foregoing securities, except that the Issuer has certain rights of first offer in the event DiBenedetto LP proposes to transfer any of the securities other than pursuant to a registration statement or pursuant to Rule 144 under the Securities Act of 1933, as amended, as more fully described in Item 6 below.

                        (ii) 12,000 shares of Series B Preferred, which was entitled to one vote per share and a liquidation preference of $100.00 per share. Such securities were not convertible into Common Stock. Such securities were subject to the same provisions governing the rights of first offer referenced in (i) above and more fully described in Item 6 below. As disclosed in Amendment No. 3 and restated in this electronic filing, all shares of Series B Preferred held by DiBenedetto LP were subsequently exchanged for an equal number of the Issuer's Series C Preferred.

        On September 27, 1993, Charles Moss and Thomas DiBenedetto entered into a Stock Purchase and Option Agreement (the "Plitt Trust Agreement") with the trustees of the Henry & Sedge Plitt Living Trust (the "Plitt Trust") under which the Plitt Trust agreed to sell to each of Charles Moss and Thomas DiBenedetto 50,000 shares of Common Stock for a purchase price of $4.00 per share. The closing of such purchase and sale occurred on October 20, 1993.

        In addition, pursuant to the Plitt Trust Agreement, the Plitt Trust granted to each of Charles Moss and Thomas DiBenedetto two options to acquire additional Common Stock from the Plitt Trust. Pursuant to the first option, each of Charles Moss and Thomas DiBenedetto had the right to acquire from the Plitt Trust 87,500 shares of Common Stock for a purchase price of $6.00 per share at any time before September 27, 1994. Pursuant to the second option, each of Charles Moss and Thomas DiBenedetto had the right to acquire from the Plitt Trust an additional 87,500 shares of Common stock for a purchase price of $7.00 per share at any time before September 27, 1995. As reported in Amendment No. 2 and further described below, all of the foregoing options were terminated pursuant to the 1994 Stock Purchase Agreement.

        Pursuant to the Plitt Trust Agreement, the Plitt Trust granted to Charles Moss and Thomas DiBenedetto certain rights of first offer to acquire any additional Common Stock owned by the Plitt Trust that the Plitt Trust proposed to sell at any time before September 27, 1995. Pursuant to such provisions, the Plitt Trust was required to first offer any Common Stock it proposed to sell to any third party to Charles Moss and Thomas DiBenedetto before it may sell or otherwise dispose of such shares. Reference is made to the Plitt Trust Agreement, filed with the Initial Filing Group Statement as an exhibit, for the full terms thereof.

        RESTATEMENT OF AMENDMENT NO. 1:

        Transactions. The transactions reported in Amendment No. 1 were as follows:

        On October 14, 1993, Thomas DiBenedetto assigned and transferred to the 1993 Trust, as a gift, all of his option rights under the Plitt Agreement. Specifically, Thomas DiBenedetto assigned and transferred to the 1993 Trust his right to acquire from the Plitt Trust (i) 87,500 shares of Common Stock for a purchase price of $6.00 per share at any time before September 27, 1994; and
(ii) an additional 87,500 shares of Common Stock for a purchase price of $7.00 per share at any time before September 27, 1995. As reported in Amendment No. 2 and further described below, all of the foregoing options were terminated pursuant to the 1994 Stock Purchase Agreement.

        On October 10, 1993, Charles Moss assigned and transferred to or on behalf of his children, as a gift, an aggregate of 80,000 warrants, as follows:
(i) 20,000 warrants to Charles Moss III and 20,000 to Robin Moss, as Custodian for Elizabeth H. Moss, a minor, under the Uniform Gifts to Minors Act ("UGMA Custodian"); and (ii) 40,000 warrants to Robin Moss, who thereafter assigned and transferred 20,000 warrants to Charles Moss III and 20,000 warrants to Robin Moss as UGMA Custodian.

        On October 20, 1993, the closing occurred with respect to the purchase by each of Charles Moss and Thomas DiBenedetto of 50,000 shares of Common Stock from the Plitt Trust at a price of $4.00 per share pursuant to the Plitt Agreement.

        RESTATEMENT OF AMENDMENT NO. 2:

        Transactions: The transactions reported in Amendment No. 2 were as follows:

        On April 11, 1994, Charles Moss, for himself and on behalf of the Moss Trust, and Thomas DiBenedetto, for himself and on behalf of the 1993 Trust, the Cory Trust, the Christian Trust, the Thomas Trust and the Marc Trust entered into a Stock Purchase Agreement (the "1994 Stock Purchase Agreement") with the Plitt Trust, pursuant to which the Plitt Trust agreed to sell 175,000 shares of Common Stock for a purchase price of $5.50 per share to each of the Moss Trust and, collectively, the 1993 Trust, the Cory Trust, the Christian Trust, the Thomas Trust and the Marc Trust.

        In addition, pursuant to the 1994 Stock Purchase Agreement, each of Charles Moss, the Moss Trust, Thomas DiBenedetto, the 1993 Trust, the Cory Trust, the Christian Trust, the Thomas Trust and the Marc Trust agreed that if any shares of Common Stock held by them or by their family members or affiliates were to be resold, other than to their family members or affiliates, prior to May 1, 1995 at a price (the "Resale Price") exceeding $5.50 per share, they would cause one-half of the amount by which the Resale Price (net of normal brokerage fees and commissions) exceeded $5.50 per share to be paid to the Plitt Trust, not to exceed $2.00 per share.

        The 1994 Stock Purchase Agreement also provided for the termination of options granted pursuant to the Plitt Agreement to acquire an aggregate of 175,000 shares of Common Stock of the Issuer held by each of Charles Moss and 1993 Trust.

        On April 11, 1994, Thomas DiBenedetto and Linda DiBenedetto and William
A. Lowell, as Co-Trustees of the 1993 Trust, entered into an agreement (the "DiBenedetto Agreement") authorizing Thomas DiBenedetto to agree under the 1994 Stock Purchase Agreement to the termination of the options held by the 1993 Trust and providing that the 1993 Trust, the Cory Trust, the Christian Trust, the Thomas Trust and the Marc Trust would be the purchasers of the 175,000 shares of Common Stock to be purchased pursuant to the 1994 Stock Purchase Agreement.

        On April 15, 1994, the closing with respect to the purchase by the Moss Trust, the 1993 Trust, the Cory Trust, the Christian Trust, the Thomas Trust and the Marc Trust of shares of Common Stock from the Plitt Trust pursuant to the 1994 Stock Purchase Agreement took place; and in connection therewith, each of the Moss Trust and, collectively, the 1993 Trust, the Cory Trust, the Christian Trust, the Thomas Trust and the Marc Trust tendered $962,500 to the Plitt Trust, and the Plitt Trust delivered 175,000 shares of Common Stock to the Moss Trust and 35,000 shares of Common Stock to each of the 1993 Trust, the Cory Trust, the Christian Trust, the Thomas Trust and the Marc Trust.

        On April 28, 1994, Robin Moss, as Trustee of the Moss Trust, Marjorie T. Lack, as Trustee of the Thirty-two Michael Keough Plan Trust u/d/t/ dated 12/31/76 (the "Keough Trust"), and Michael J. Lack, as Trustee for The Marjorie Trust u/d/t dated 9/02/92 (the "Marjorie Trust"; together with the Keough Trust, the "Lack Trusts") entered into a Stock Purchase Agreement (the "Lack Agreement"), pursuant to which the Moss Trust sold 20,000 shares of Common Stock for a purchase price of $5.50 per share to the Lack Trusts, collectively.

        RESTATEMENT OF AMENDMENT NO. 3:

        Transactions: The transactions reported in Amendment No. 3 were as follows:

        The Series C Preferred acquired from the Issuer by Charles Moss and DiBenedetto LP were acquired pursuant to the Exchange Agreement (defined in Item 4 above).

        Pursuant to the Exchange Agreement, Charles Moss and DiBenedetto LP agreed within thirty days thereof to exchange the 12,000 shares of Series B Preferred held by each of them for 12,000 shares of Series C Preferred each. In addition, the Issuer entered into an agreement with Charles Moss and DiBenedetto LP providing for registration of the Issuer's Common Stock issuable upon conversion of such shares of Series C Preferred. The Series C

Preferred is convertible at any time into Common Stock. Reference is made to
Item 6 below for a discussion of the Exchange Agreement.

        ADDITIONAL DISCLOSURE:

        Beneficial Ownership. The calculation of percentages of outstanding Common Stock of the Issuer is based on the number of shares of Common Stock outstanding as contained in the Issuer's Form 10-K/A for the fiscal year ended March 31, 1997, which is the most recent available filing of the Issuer. Where indicated below, certain of the following calculations assume the conversion of shares of the Issuer's Series C Preferred, each share of which is currently convertible at any time into 19.84127 shares of Common Stock and is entitled to voting rights until conversion equal to the number of shares of Common Stock into which such share is then convertible. Each of the following beneficial owners of Common Stock of the Issuer disclaims beneficial ownership of any such Common Stock owned by any other Reporting Person, unless otherwise set forth below.

        (a) Charles Moss. Charles Moss has beneficial ownership of 723,060 shares of Common Stock, consisting of (i) warrants exercisable for 380,375 shares of Common Stock, (ii) 238,095 shares of Common Stock issuable upon conversion of Charles Moss' 12,000 shares of Series C Preferred and (iii) 104,590 shares of Common Stock. Such ownership is direct. Charles Moss may also be deemed to be the indirect beneficial owner of 25,000 shares of Series C Preferred and warrants to purchase 552,000 shares of Common Stock owned by UATC (of which warrants to purchase 450,000 shares of Common Stock are exercisable within 60 days hereof) pursuant to the Voting Agreement, as more fully described in Item 6 below.

        Charles Moss has sole dispositive power with respect to all of the securities he owns directly, except (i) that the Issuer has certain rights of first offer with respect to warrants and shares of Common Stock issued or issuable upon conversion of the warrants acquired by him under the 1993 Purchase Agreement in the event he proposes to transfer any of such securities other than pursuant to a registration statement or pursuant to Rule 144 under the Securities Act, as more fully described in Item 6 below and (ii) pursuant to his Stockholder Support Agreement, Charles Moss has agreed not to dispose of his voting securities prior to the earlier of any termination of his Stockholder Support Agreement or the Effective Time of the Merger, as more fully described in Item 4 above. Charles Moss has no dispositive power with respect to the securities he owns indirectly.

        Charles Moss has shared voting power with respect to all such securities, because, pursuant to the Voting Agreement, Charles Moss has agreed to vote all of the securities owned directly by him in favor of the election of a director of the Issuer designated by UATC and UATC has agreed to vote all of the securities owned directly by it in favor of the election of a director of the Issuer designated by Charles Moss, as more fully described in Item 6 below. In addition, Charles Moss may be deemed to have shared voting power with respect to all securities subject to his Stockholder Support Agreement, because, pursuant thereto, Charles Moss has agreed with Iwerks to vote his voting securities in favor of adoption of the Merger Agreement and approval of the Merger and the other transactions contemplated by the Merger Agreement, and has granted Roy A. Wright and Bruce C. Hinckley an irrevocable proxy to do the same in his place and stead, as more fully described below.

        Assuming the conversion of the Series C Preferred and the exercise of all of the warrants held by Charles Moss (but not the conversion of any other shares of Series C Preferred, the exercise of warrants held by DiBenedetto LP, Charles Moss III, Robin Moss as UGMA Custodian or UATC or the exercise of the Iwerks Option), Charles Moss is the beneficial owner of 11.6% of the outstanding Common Stock of the Issuer.

        (b) Charles Moss III. Charles Moss III, as a member with a 50% membership interest in M.F.P., LLC, has beneficial ownership of 3,100 shares of Common Stock and warrants exercisable for 44,101 shares of Common Stock held by M.F.P., LLC. Such ownership is direct. Charles Moss III has sole voting and dispositive power with respect to all of such securities, except that the Issuer has certain rights of first offer with respect to the shares of Common Stock owned beneficially by Charles Moss III in the event he proposes to transfer any of such securities other than pursuant to a registration statement or pursuant to Rule 144 under the Securities Act, as more fully described in Item 6 below. Assuming the exercise of all of the warrants held by Charles Moss III (but not the conversion of any shares of Series C Preferred, the exercise of warrants held by DiBenedetto LP, Charles Moss, Robin Moss as UGMA Custodian or UATC or the exercise of the Iwerks Option), Charles Moss III is the beneficial owner of 0.8% of the outstanding Common Stock of the Issuer.

        (c) Robin Moss. Robin Moss has beneficial ownership of an aggregate of 224,101 shares of Common Stock, as follows: Robin Moss individually has beneficial ownership of 21,900 shares of Common Stock. In addition, Robin Moss as UGMA Custodian for Elizabeth H. Moss (a member with a 50% membership interest in M.F.P., LLC) has beneficial ownership of 3,100 shares of Common Stock and warrants exercisable for 44,101 shares of Common Stock held by M.F.P., LLC. Such ownership is direct. Robin Moss as UGMA Custodian has sole voting and dispositive power with respect to all of such securities, except that the Issuer has certain rights of first offer with respect to the shares of Common Stock owned beneficially by Robin Moss as UGMA Custodian in the event she proposes to transfer any of such securities other than pursuant to a registration statement or pursuant to Rule 144 under the Securities Act, as more fully described in
Item 6 below.

        Robin Moss, as Trustee of the Moss Trust, has beneficial ownership of 155,000 shares of Common Stock. Such ownership is direct, and on behalf of the Moss Trust. Robin Moss as Trustee of the Moss Trust has sole voting and dispositive power with respect to all such securities.

        Assuming the exercise of all of the warrants held by Robin Moss as UGMA Custodian (but not the conversion of any shares of Series C Preferred, the exercise of warrants held by DiBenedetto LP, Charles Moss, Charles Moss III or UATC or the exercise of the Iwerks Option), Robin Moss, individually, as UGMA Custodian and as Trustee of the Moss Trust, is the beneficial owner of 3.9% of the outstanding Common Stock of the Issuer.

        (d) Moss Trust. The Moss Trust has beneficial ownership of 155,000 shares of Common Stock. Such ownership is direct. The Moss Trust has sole voting and dispositive power with respect to all of such securities. The Moss Trust is the beneficial owner of 2.8% of the outstanding Common Stock of Issuer.

        (e) M.F.P., LLC. M.F.P., LLC has beneficial ownership of an aggregate of 94,402 shares of Common Stock, consisting of 6,200 shares of Common Stock and warrants exercisable for 88,202 shares of Common Stock. Such ownership is direct. M.F.P., LLC has sole voting and dispositive power with respect to all of such securities. M.F.P., LLC is the beneficial owner of 1.65% of the outstanding Common Stock of Issuer.

        (f) Thomas DiBenedetto. Thomas DiBenedetto has beneficial ownership of 839,362 shares of Common Stock, consisting of (i) 238,095 shares of Common Stock issuable upon conversion of the 12,000 shares of Series C Preferred held by DiBenedetto LP, which is controlled by Thomas DiBenedetto (ii) 132,690 shares of Common Stock and (iv) warrants exercisable for 468,577 shares of Common Stock held by DiBenedetto LP, which is controlled by Thomas DiBenedetto. Such ownership is direct, except with respect to the warrants and shares of Series C Preferred owned by DiBenedetto LP. Thomas DiBenedetto may also be deemed to be indirect beneficial owner of 25,000 shares of Series C Preferred and warrants to purchase 552,000 shares of Common Stock owned by UATC (of which warrants to purchase 450,000 shares of Common Stock are exercisable within 60 days hereof) pursuant to the Voting Agreement, as more fully described in Item 6 below.

        Thomas DiBenedetto has sole dispositive power with respect to all the securities he owns directly, except that (i) the Issuer has certain rights of first offer with respect to warrants and shares of Common Stock issued or issuable upon conversion of the warrants acquired by him under the 1993 Purchase Agreement in the event he proposes to transfer any of such securities other than pursuant to a registration statement or pursuant to Rule 144 under the Securities Act, as more fully described in Item 6 below and (ii) pursuant to his Stockholder Support Agreement, Thomas DiBenedetto has agreed not to dispose of his voting securities prior to the earlier of any termination of his Stockholder Support Agreement or the Effective Time of the Merger, as more fully described in Item 4 above. Thomas DiBenedetto has no dispositive power with respect to the securities he owns indirectly.

        Thomas DiBenedetto has shared voting power with respect to all such securities, because, pursuant to the Voting Agreement, Thomas DiBenedetto has agreed to vote all of the securities owned directly by him in favor of the election of a director of the Issuer designated by UATC and UATC has agreed to vote all of the securities owed directly by it in favor of the election of a director of the Issuer designated by Thomas DiBenedetto and DiBenedetto LP, collectively, as more fully described in Item 6 below. In addition, Thomas DiBenedetto may be deemed to have shared voting power with respect to all securities subject to his Stockholder Support Agreement, because, pursuant thereto, Thomas DiBenedetto has agreed with Iwerks to vote his voting securities in favor of adoption of the Merger Agreement and approval of the Merger and the other transactions contemplated by the Merger Agreement, and has granted Roy A. Wright and Bruce C. Hinckley an irrevocable proxy to do the same in his place and stead, as more fully described below.

        Assuming the conversion of shares of Series C Preferred and the exercise of all of the warrants held by DiBenedetto LP (but not the conversion of any other shares of Series C Preferred, the exercise of warrants held by Charles Moss, Charles Moss III, Robin Moss as UGMA Custodian or UATC or the exercise of the Iwerks Option), Thomas DiBenedetto is the beneficial owner of 13.2% of the outstanding Common Stock of the Issuer.

        (g) DiBenedetto LP. DiBenedetto LP has beneficial ownership of 706,672 shares of Common Stock, consisting of warrants exercisable for 468,577 shares of Common Stock and 238,095 shares of Common Stock issuable upon conversion of 12,000 shares of Series C Preferred. Such ownership is direct. DiBenedetto LP may also be deemed to be the indirect beneficial owner of 25,000 shares of Series C Preferred and warrants to purchase 552,000 shares of Common Stock owned by UATC (of which warrants to purchase 450,000 shares of Common Stock are exercisable within 60 days hereof) pursuant to the Voting Agreement, as more fully described in Item 6 below.

        DiBenedetto LP has sole dispositive power with respect to all of the securities it owns directly, except (i) that the Issuer has certain rights of first offer with respect such shares of Common Stock owned beneficially by DiBenedetto LP in the event it proposes to transfer any of such securities other than pursuant to a registration statement or pursuant to Rule 144 under the Securities Act, as more fully described in Item 6 below and (ii) pursuant to its Stockholder Support Agreement, DiBenedetto LP has agreed not to dispose of its voting securities prior to the earlier of any termination of its Stockholder Support Agreement or the Effective Time of the Merger, as more fully described in Item 4 above. DiBenedetto LP has no dispositive power with respect to the securities it owns indirectly.

        DiBenedetto LP has shared voting power with respect to all such securities, because, pursuant to the Voting Agreement, DiBenedetto LP has agreed to vote all of the securities owned directly by it in favor of the election of a director of the Issuer designated by UATC and UATC has agreed to vote all of the securities owned directly by it in favor of the election of a director of the Issuer designated by Thomas DiBenedetto and DiBenedetto LP, collectively, as more fully described in Item 6 below. In addition, DiBenedetto LP may be deemed to have shared voting power with respect to all securities subject to its Stockholder Support Agreement, because, pursuant thereto, DiBenedetto LP has agreed with Iwerks to vote its voting securities in favor of adoption of the Merger Agreement and approval of the Merger and the other transactions contemplated by the Merger Agreement, and has granted Roy A. Wright and Bruce C. Hinckley an irrevocable proxy to do the same in its place and stead, as more fully described below.

        Assuming the conversion of shares of Series C Preferred and the exercise of all of the warrants held by DiBenedetto LP (but not the conversion of any other shares of Series C Preferred, the exercise of warrants held by Charles Moss, Charles Moss III, Robin Moss as UGMA Custodian or UATC or the exercise of the Iwerks Option), DiBenedetto LP is the beneficial owner of 11.1% of the outstanding Common Stock of the Issuer.

        (h) 1993 Trust. The 1993 Trust has beneficial ownership of 35,000 shares of Common Stock. Such ownership is direct. The 1993 Trust has sole voting and dispositive power with respect to all of such securities. The 1993 Trust is the beneficial owner of 0.6% of the outstanding Common Stock of the Issuer.

        (i) Linda DiBenedetto. Linda DiBenedetto, as Trustee of the 1993 Trust, has beneficial ownership of 35,000 shares of Common Stock. Such ownership is direct, and on behalf of the 1993 Trust. Linda DiBenedetto as sole Trustee of the Moss Trust has sole voting and dispositive power with respect to all of such securities. Linda DiBenedetto, as Trustee of the 1993 Trust, is the beneficial owner of 0.6% of the outstanding Common Stock of the Issuer.

        (j) Cory Trust. The Cory Trust has beneficial ownership of 35,000 shares of Common Stock. Such ownership is direct. The Cory Trust has sole voting and dispositive power with respect to all of such securities. The Cory Trust is the beneficial owner of 0.6% of the outstanding Common Stock of the Issuer.

        (k) Christian Trust. The Christian Trust has beneficial ownership of 35,000 shares of Common Stock. Such ownership is direct. The Christian Trust has sole voting and dispositive power with respect to all of such securities. The Christian Trust is the beneficial owner of 0.6% of the outstanding Common Stock of the Issuer.

        (l) Thomas Trust. The Thomas Trust has beneficial ownership of 35,000 shares of Common Stock. Such ownership is direct. The Thomas Trust has sole voting and dispositive power with respect to all of such securities. The Thomas Trust is the beneficial owner of 0.6% of the outstanding Common Stock of the Issuer.

        (m) Marc Trust. The Marc Trust has beneficial ownership of 35,000 shares of Common Stock. Such ownership is direct. The Marc Trust has sole voting and dispositive power with respect to all of such securities. The Marc Trust is the beneficial owner of 0.6% of the outstanding Common Stock of the Issuer.

        (n) Yacobucci. Yacobucci, as Trustee of the Cory Trust, the Christian Trust, the Thomas Trust and the Marc Trust, has beneficial ownership of 140,000 shares of Common Stock. Such ownership is direct, and on behalf of the Cory Trust, the Christian Trust, the Thomas Trust and the Marc Trust with regard to 35,000 shares of Common Stock each. Yacobucci as Trustee of the Cory Trust, the Christian Trust, the Thomas Trust and the Marc Trust has sole voting and dispositive power with respect to all of such securities. Yacobucci, as Trustee of the Cory Trust, the Christian Trust, the Thomas Trust and the Marc Trust, is the beneficial owner of 2.5% of the outstanding Common Stock of the Issuer.

        (o) UATC. UATC has beneficial ownership of 946,032 shares of Common Stock, consisting of warrants exercisable for 450,000 shares of Common Stock and 496,032 shares of Common Stock issuable upon conversion of 25,000 shares of Series C Preferred. Such ownership is direct. UATC may also be deemed to be the indirect beneficial owner of (i) 12,000 shares of Series C Preferred, 104,590 shares of Common Stock and warrants to purchase 370,575 shares of Common Stock owned by Charles Moss (all of which are currently exercisable), (ii) 132,690 shares of Common Stock owned by Thomas DiBenedetto and (iii) 12,000 shares of Series C Preferred and warrants to purchase 468,577 shares of Common Stock owned by DiBenedetto LP (all of which are currently exercisable), in each case pursuant to the Voting Agreement, as more fully described in Item 6 below.

        UATC has sole dispositive power with respect to all of the securities it owns directly, except that pursuant to its Stockholder Support Agreement, it has agreed not to dispose of its voting securities prior to the earlier of any termination of its Stockholder Support Agreement or the Effective Time of the Merger, as more fully described in Item 4 above. UATC has shared voting power with respect to all such securities, because, pursuant to the Voting Agreement, UATC has agreed to vote all of the securities owned directly by it in favor of the election of a director of the Issuer designated by Charles Moss and the election of a director of the Issuer designated by Thomas DiBenedetto and DiBenedetto LP, collectively, and Charles Moss, Thomas Dibenedetto and Dibenedetto LP has each agreed to vote all of the securities directly owned by it in favor of the election of a director of the Issuer designated by UATC, as more fully described in Item 6 below. In addition, UATC may be deemed to have shared voting power with respect to all securities subject to its Stockholder Support Agreement, because, pursuant thereto, UATC has agreed with Iwerks to vote its voting securities in favor of adoption of the Merger Agreement and approval of the Merger and the other transactions contemplated by the Merger Agreement, and has granted Roy A. Wright and Bruce C. Hinckley an irrevocable proxy to do the same in its place and stead, as more fully described below.

        Assuming the conversion of shares of Series C Preferred and the exercise of all of the warrants held by UATC (but not the conversion of any other shares of Series C Preferred, the exercise of warrants held by Charles Moss, Charles Moss III, Robin Moss as UGMA Custodian or DiBenedetto LP or the exercise of the Iwerks Option), UATC is the beneficial owner of 14.4% of the outstanding Common Stock of the Issuer.

        (p) Iwerks. As of August 4, 1997, Iwerks owned no shares of the Issuer's Common Stock. However, as of August 4, 1997, under the definition of "beneficial ownership" as set forth in Rule 13d-3 under the Exchange Act, Iwerks may be deemed to have beneficially owned the voting securities subject to the Stockholder Support Agreements, currently constituting in the aggregate (excluding currently exercisable warrants) 1,209,502 shares of the Issuer's voting securities (or 18.3% of the outstanding voting securities), consisting of 237,280 shares of Common Stock and 972,222 shares of Common Stock issuable upon conversion of Series C Preferred. In addition, as more fully described in Item 4 above, the Iwerks Option may be exercised in an amount equal to $4.14 per share for up to 330,714 shares of the Issuer's Common Stock (or 5.5% of the outstanding Common Stock) at any time or from time to time after the occurrence of both an Initial Triggering Event and a Purchase Event (as defined in Item 4 above). The voting securities currently subject to the Stockholder Support Agreements aggregated with the Iwerks Option represents beneficial ownership of 1,540,216 shares of the Issuer's Common Stock (or 22.2% of the outstanding Common Stock).

        Iwerks may be deemed to have shared voting power with respect to all securities subject to the Stockholder Support Agreements, because, pursuant thereto, the Supporting Stockholders have agreed to vote their voting securities in favor of adoption of the Merger Agreement and approval of the Merger and the other transactions contemplated by the Merger Agreement, and have granted an irrevocable proxy to representatives of Iwerks to do the same in their place and stead. In addition, Iwerks may be deemed to have shared dispositive power with respect to all securities subject to the Stockholder Support Agreements, because, pursuant thereto, the Supporting Stockholders have agreed not to dispose of their voting securities prior to the earlier of the termination of the Stockholder Support Agreements or the Effective Time of the Merger.

        If Iwerks were to exercise the Iwerks Option, Iwerks would have the sole power to vote all of the shares of Common Stock issuable upon such exercise and sole power to dispose of all of such shares. Unless and until Iwerks acquires the shares of Common Stock subject to the Iwerks Option, Iwerks does not have any power to vote or dispose of any shares subject thereto.

        (q) Roy A. Wright. As of August 4, 1997, Roy A. Wright owned no shares of the Issuer's Common Stock. However, as of August 4, 1997, under the definition of "beneficial ownership" as set forth in Rule 13d-3 under the Exchange Act, Roy A. Wright, in his capacity as proxy holder under the Stockholder Support Agreements, may be deemed to have beneficially owned the voting securities subject thereto, constituting in the aggregate (excluding currently exercisable warrants) 1,209,502 shares of the Issuer's voting securities (or 18.3% of the outstanding voting securities), consisting of 237,280 shares of Common Stock and 972,222 shares of Common Stock issuable upon conversion of Series C Preferred.

        Roy A. Wright may be deemed to have shared voting power with respect to all securities subject to the Stockholder Support Agreements, because, pursuant thereto, the Supporting Stockholders have agreed to vote their voting securities in favor of adoption of the Merger Agreement and approval of the Merger and the other transactions contemplated by the Merger Agreement, and have granted Roy A. Wright an irrevocable proxy to do the same in their place and stead.

        (r) Bruce R. Hinckley. As of August 4, 1997, Bruce R. Hinckley owned no shares of the Issuer's Common Stock. However, as of August 4, 1997, under the definition of "beneficial ownership" as set forth in Rule 13d-3 under the Exchange Act, Bruce R. Hinckley, in his capacity as proxy holder under the Stockholder Support Agreements, may be deemed to have beneficially owned the voting securities subject thereto, constituting in the aggregate (excluding currently exercisable warrants) 1,209,502 shares of the Issuer's voting securities (or 18.3% of the outstanding voting securities), consisting of 237,280 shares of Common Stock and 972,222 shares of Common Stock issuable upon conversion of Series C Preferred.

        Bruce R. Hinckley may be deemed to have shared voting power with respect to all securities subject to the Stockholder Support Agreements, because, pursuant thereto, the Supporting Stockholders have agreed to vote their voting securities in favor of adoption of the Merger Agreement and approval of the Merger and the other transactions contemplated by the Merger Agreement, and have granted Bruce R. Hinckley an irrevocable proxy to do the same in their place and stead.

        Except as set forth in this Item 5, to the best knowledge of each of the Reporting Persons, (i) none of the Reporting Persons and no other person described in Item 2 hereof has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any shares of the Issuer's Common Stock and (ii) no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of the Issuer's Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER

        RESTATEMENT OF INITIAL FILING GROUP STATEMENT:

        As described in Item 4 above, the securities of the Issuer described in the Initial Filing Group Statement were acquired by Charles Moss, Thomas DiBenedetto and DiBenedetto LP pursuant to the 1993 Purchase Agreement. The 1993 Purchase Agreement contains provisions regarding corporate governance of the Issuer, described under Item 4 above. The 1993 Purchase Agreement also contains provisions under which Charles Moss, Thomas DiBenedetto and DiBenedetto LP have granted to the Issuer limited rights of first offer to acquire their securities in the event of a proposed sale. Such first offer rights do not apply to transfers by Charles Moss, Thomas DiBenedetto or DiBenedetto LP to family members of Charles Moss or Thomas DiBenedetto or entities under the control of Charles Moss, Thomas DiBenedetto or their family members, or transfers by Charles Moss, Thomas DiBenedetto or DiBenedetto LP pursuant to an effective registration statement under the Securities Act or pursuant to Rule 144.

        Pursuant to a Registration Rights Agreement, dated as of September 27, 1993 (the "Registration Rights Agreement"), the Issuer granted to Charles Moss, Thomas DiBenedetto and DiBenedetto LP certain rights to require the Issuer to register for resale, at the Issuer's expense, under the Securities Act any Common Stock or warrants held by them or their assignees. The Issuer is required to file up to three registrations statements under the Securities Act at the request of the purchasers, and is required to include securities held by the purchasers in any registration statement under the Securities Act filed by the Issuer, subject to certain limitations. Reference is made to the Registration Rights Agreement filed as an exhibit with the Initial Filing Group Statement for the complete terms thereof.

        Pursuant to a Put Agreement dated as of September 27, 1993 (the "Put Agreement"), among Charles Moss, DiBenedetto LP and the Showscan CityWalk Venture, each of Charles Moss and DiBenedetto LP had the right to require Showscan CityWalk Venture to acquire up to 50 shares of their Series B Preferred at a purchase price equal to the liquidation preference ($100.00 per share) each month beginning April 1, 1996 and through September 1, 1997, and up to the balance of their shares of Series B Preferred on October 1, 1997. Charles Moss, DiBenedetto LP and Showscan CityWalk Venture also entered into a Call Agreement, dated as of September 27, 1993, under which Showscan CityWalk Venture had the option to acquire all (but not less than all) of the shares of Series B Preferred held by Charles Moss and DiBenedetto LP at any time before March 31, 1996 and at any time after October 15, 1997. Under the terms of the Showscan CityWalk Joint Venture Agreement, Showscan CityWalk, Inc. had the obligation to provide sufficient capital contributions to the joint venture to enable it to exercise its rights under the Call Agreement or to fulfill its obligations under the Put Agreement, and if such capital was not contributed when and if required, all cash flow from the operations of the joint venture otherwise allocable to Showscan CityWalk, Inc. was to be paid to Charles Moss and

DiBenedetto LP until they had received the amounts required to be paid under the Put Agreement or the Call Agreement, as applicable, plus interest. Each of the Put Agreement and the Call Agreement were terminated in connection with the transactions contemplated by the Exchange Agreement described in Amendment No.
3 and restated in this electronic filing.

        Charles Moss and Thomas DiBenedetto have entered into a letter agreement, dated as of September 27, 1993, under which they agreed: (i) to endeavor to cooperate in the exercise of any warrants and options and in the exercise of any of their or their affiliates' rights under the Registration Rights Agreement; (ii) to consult with each other and obtain the other's consent (not to be unreasonably withheld) with regard to the selection of any designees for the Board of Directors of the Issuer; (iii) to cooperate in the obtaining of capital to finance the operations of the Showscan Attractions Venture; (iv) to give notice to each other before exercising their respective rights under the Put Agreement, so that they can exercise their rights simultaneously; (v) that Charles Moss will be the primary party granting consents on behalf of the parties' affiliates in the Showscan Attractions Venture and the Showscan CityWalk Venture; (vi) to grant to each other rights to participate in private sales of Issuer securities, so that their relative interests will be equal; and
(vii) to grant to each other rights of first refusal in connection with any proposed sale by their affiliates of interest in the Showscan Attractions Venture or the Showscan CityWalk Venture. Reference is made to the letter agreement, filed as an exhibit to the Initial Filing Group Statement, for the complete terms thereof.

        RESTATEMENT OF AMENDMENT NO. 1:

        The dispositions by Charles Moss to Charles Moss III and Robin Moss as UGMA Custodian and by Thomas DiBenedetto to the 1993 Trust reported by Amendment No. 1 fall within the exceptions to the Issuer's first offer rights provided for in the Purchase Agreement and, as such, no such rights were granted the Issuer in connection with such dispositions. The transferees of the securities, however, are subject to the same provisions granting the Issuer rights of first offer with respect to subsequent transfers.

        RESTATEMENT OF AMENDMENT NO. 2:

        As described above in Item 5, pursuant to the 1994 Stock Purchase Agreement, each of Charles Moss, the Moss Trust, Thomas DiBenedetto, the 1993 Trust, the Cory Trust, the Christian Trust, the Thomas Trust and the Mark Trust agreed that if any shares of Common Stock held by them or by their family members or affiliates were to be resold, other than to their family members or affiliates, prior to May 1, 1995 at a Resale Price exceeding $5.50 per share, they would cause one-half of the amount by which the Resale Price (net of normal brokerage fees and commissions) exceeded $5.50 per share to be paid to the Plitt Trust, not to exceed $2.00 per share.

        RESTATEMENT AMENDMENT NO. 3:

        As described in Item 5 above, pursuant to the Exchange Agreement, within thirty days of August 19, 1994, Charles Moss and DiBenedetto LP exchanged 12,000 shares of Series B Preferred held by each of them for 12,000 shares of Series C Preferred each, and the Issuer entered into an agreement with Charles Moss and DiBenedetto LP providing for registration of the Issuer's Common Stock issuable upon conversion of such shares of Series C Preferred.

        The Voting Agreement among Charles Moss, Thomas DiBenedetto,
DiBenedetto LP, the Issuer and UATC provides that, for a period of ten years from the date thereof, (i) Charles Moss, Thomas DiBenedetto and DiBenedetto LP agree to vote all shares of whatever series or designation of stock of the Issuer held by them at any time for the election of, the continuation in office of, and the replacement of, an individual designated by UATC to serve as a director of the Issuer in accordance with instructions from UATC and (ii) UATC agrees to vote all shares of whatever series or designation of stock of the Issuer held by it at any time for the election of, the continuation in office of, and the replacement of, (x) an individual designated by Charles Moss and (y) an individual designated by Thomas DiBenedetto and DiBenedetto LP, collectively, to serve as directors of the Issuer in accordance with instructions from Charles Moss, Thomas DiBenedetto and DiBenedetto LP, respectively. If any party to the Voting Agreement ceases to own any securities of the Issuer, such person shall no longer be a party to the Voting Agreement.

        The Standstill Agreement among Charles Moss, Thomas DiBenedetto, the Issuer and UATC provides that each of Charles Moss and Thomas DiBenedetto agree to certain obligations with regard to the Issuer as set forth in Article VIII ("Article VIII") of the Purchase Agreement, dated as of August 19, 1994, between the Issuer and UATC. Pursuant to the Standstill Agreement, each of Charles Moss and Thomas DiBenedetto shall not sell any voting securities of the Issuer to a competitor of the Issuer within five years of the date of the Standstill Agreement, except with the prior written consent of the Issuer's Board of Directors.

        The Standstill Agreement and Article VIII provides that, until 90 days after the date on which it ceases to beneficially own any voting securities of the Issuer, each of Charles Moss, Thomas DiBenedetto and UATC will not:

                (i) be involved in the solicitation of proxies to (x) remove a director of the Issuer from office, (y) propose a slate of directors different from that proposed by Issuer, or (z) amend the Issuer's certificate of incorporation or bylaws;

                (ii) form, join or participate in the formation of any group with respect to voting securities of the Issuer (except the Amendment Filing Group and any group formed pursuant to the Voting Agreement);

                (iii) acquire or agree to acquire voting securities of the Issuer, except (x) up to 20% of the total outstanding voting securities of the Issuer, (y) with the consent of the Issuer's board of directors or (z) upon exercise or conversion of the securities of the Issuer he owned on the date of the Standstill Agreement; or

                (iv) enter into a voting arrangement with respect to the Issuer's voting stock, except pursuant to the Voting Agreement or with the consent of the Issuer's Board of Directors.

        In addition, during such time period, each of Charles Moss and Thomas DiBenedetto shall use his best efforts to be present, in person or by proxy, at the Issuer's stockholder meetings so that his voting securities may be counted for quorum purposes.

        The Standstill Agreement also provides that Charles Moss and Thomas DiBenedetto and their respective affiliates shall not develop, own or operate a motion picture simulation attraction using Showscan licensed proprietary rights in any "exclusive areas" (as defined in a Theatre Rights Agreement (the "Theatre Rights Agreement") dated August 19, 1994 between the Issuer, UATC and Showscan/United Artists Theatres Joint Venture ("SUAJV")), except for theaters presently located at Universal CityWalk in Los Angeles and the Trocadero in London.

        (g) DiBenedetto O&O Limited Partnership ("DiBenedetto O&O"), a limited partnership controlled by Thomas DiBenedetto, Moss Family O&O Corp. ("Moss O&O"), a corporation controlled by Charles Moss, the Issuer, Showscan Attractions, Inc. ("SAI"), a wholly-owned subsidiary of the Issuer and Showscan Attractions Venture entered into a Modification Agreement dated as of August 19, 1994 (the "Modification Agreement"). Showscan Attractions Venture is a joint venture among DiBenedetto O&O, Moss O&O and SAI formed to develop, own and operate one or more theaters utilizing Showscan's patented and proprietary film exhibition technology, process and systems throughout the world. Pursuant to the Modification Agreement, the territorial scope of Showscan Attractions Venture was reduced to exclude certain territories set forth in the Theatre Rights Agreement. In consideration for the reduction of the scope of Showscan Attractions Venture, the Issuer agreed to pay DiBenedetto O&O and Moss O&O certain one time and continuing fees based on theaters developed in the now-excluded territories by SUAJV.

        ADDITIONAL DISCLOSURE:

        The descriptions of the Moss Transfers the Merger Agreement and the Stockholder Support Agreements set forth in Item 4 above are hereby incorporated by reference.

        Except as set forth in this Statement, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer of voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding or proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        1. Joint Filing Agreement, dated August 4, 1997, by and among Charles B. Moss, Jr., Charles B. Moss III, Robin H. Moss, individually and as Custodian for Elizabeth H. Moss, Robin H. Moss, as Trustee of the Charles B. Moss, Jr. Family Trust, M.F.P., LLC, Thomas R. DiBenedetto, DiBenedetto Showscan Limited Partnership, Linda M. DiBenedetto, as Trustee of the DiBenedetto 1993 Family Trust, James Yacobucci, as Trustee of the DiBenedetto Family Trust U/A/D 11/01/91 FBO Cory James DiBenedetto, James Yacobucci, as Trustee of the DiBenedetto Family Trust U/A/D 11/01/91 FBO Christian Robert DiBenedetto, James Yacobucci, as Trustee of the DiBenedetto Family Trust U/A/D 11/01/91 FBO Thomas Austin DiBenedetto, James Yacobucci, as Trustee of the DiBenedetto Family Trust U/A/D 11/01/91 FBO Marc Anthony, United Artists Theatre Circuit, Inc., Iwerks Entertainment, Inc., Roy A. Wright and Bruce C. Hinckley.

        2. Agreement and Plan of Reorganization dated as of August 4, 1997 by and among Iwerks Entertainment, Inc., a Delaware corporation, IWK-1 Merger Corporation, a Delaware corporation and Showscan Entertainment Inc., a Delaware corporation.

        3. Stockholder Support Agreement dated as of August 4, 1997 by and between Iwerks Entertainment, Inc. and Charles B. Moss, Jr.

        4. Stockholder Support Agreement dated as of August 4, 1997 by and between Iwerks Entertainment, Inc. and Thomas R. DiBenedetto.

        5. Stockholder Support Agreement dated as of August 4, 1997 by and between Iwerks Entertainment, Inc. and DiBenedetto Showscan Limited Partnership.

        6. Stockholder Support Agreement dated as of August 4, 1997 by and between Iwerks Entertainment, Inc. and United Artists Theatre Circuit, Inc.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement concerning the undersigned is true, complete and accurate.

                                        /s/ Charles B. Moss, Jr.
                                        ---------------------------------------
                                            Charles B. Moss, Jr.

Dated:  August 5, 1997

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement concerning the undersigned is true, complete and accurate.

                                        /s/ Charles B. Moss, III
                                        ---------------------------------------
                                            Charles B. Moss, III

Dated:  August 5, 1997

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement concerning the undersigned is true, complete and accurate.

                                        /s/ Robin H. Moss
                                        ---------------------------------------
                                            Robin H. Moss, as Custodian
                                            for Elizabeth H. Moss, UGMA

Dated:  August 5, 1997

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement concerning the undersigned is true, complete and accurate.

                                        /s/ Robin H. Moss
                                        ---------------------------------------
                                            Robin H. Moss

Dated:  August 5, 1997

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement concerning the undersigned is true, complete and accurate.

                                        M.F.P., LLC

                                        By:  /s/ Charles B. Moss, Jr.
                                           ------------------------------------
                                           Charles B. Moss, Jr., Manager

Dated:  August 5, 1997

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement concerning the undersigned is true, complete and accurate.

                                        CHARLES B. MOSS, JR.
                                        FAMILY TRUST

                                        By: /s/ Robin H. Moss
                                           ------------------------------------
                                           Robin H. Moss, Trustee

Dated:  August 5, 1997

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement concerning the undersigned is true, complete and accurate.

                                        /s/ Thomas R. Dibenedetto
                                        ---------------------------------------
                                            Thomas R. DiBenedetto

Dated:  August 5, 1997

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement concerning the undersigned is true, complete and accurate.

                                        DIBENEDETTO SHOWSCAN
                                        LIMITED PARTNERSHIP

                                        By: DIBENEDETTO SHOWSCAN, INC.

                                        /s/ Thomas R. DiBenedetto
                                        ---------------------------------------
                                            Thomas R. DiBenedetto
                                            President

Dated:  August 5, 1997

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement concerning the undersigned is true, complete and accurate.

                                        DIBENEDETTO 1993
                                        FAMILY TRUST

                                        By: /s/ Linda M. DiBenedetto
                                           ------------------------------------
                                           Linda M. DiBenedetto
                                           Trustee


Dated:  August 5, 1997

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement concerning the undersigned is true, complete and accurate.

                                        DIBENEDETTO FAMILY TRUST
                                        U/A/D 11/01/91 FBO
                                        CORY JAMES DIBENEDETTO

                                        By:   /s/ James Yacobucci
                                           ------------------------------------
                                           James Yacobucci
                                           Trustee


Dated:  August 5, 1997

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement concerning the undersigned is true, complete and accurate.

                                        DIBENEDETTO FAMILY TRUST
                                        U/A/D 11/01/91 FBO
                                        CHRISTIAN ROBERT DIBENEDETTO

                                        By:  /s/ James Yacobucci
                                           ------------------------------------
                                           James Yacobucci
                                           Trustee


Dated:  August 5, 1997

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement concerning the undersigned is true, complete and accurate.

                                        DIBENEDETTO FAMILY TRUST
                                        U/A/D 11/01/91 FBO
                                        THOMAS AUSTIN DIBENEDETTO

                                        By:  /s/ James Yacobucci
                                           ------------------------------------
                                           James Yacobucci
                                           Trustee


Dated:  August 5, 1997

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement concerning the undersigned is true, complete and accurate.

                                        DIBENEDETTO FAMILY TRUST
                                        U/A/D 11/01/91 FBO
                                        MARK ANTHONY DIBENEDETTO

                                        By:  /s/ James Yacobucci
                                           ------------------------------------
                                           James Yacobucci
                                           Trustee


Dated:  August 5, 1997

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement concerning the undersigned is true, complete and accurate.

                                        UNITED ARTISTS THEATRE CIRCUIT, INC.

                                        By:  /s/ Ralph E. Hardy
                                           ------------------------------------
                                           Ralph E. Hardy
                                           Executive Vice President and
                                           General Counsel


Dated:  August 5, 1997

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement concerning the undersigned is true, complete and accurate.

                                        IWERKS ENTERTAINMENT, INC.

                                        By:    /s/ Roy A. Wright
                                           -------------------------------------
                                           Roy A. Wright
                                           President and Chief Executive Officer


Dated:  August 5, 1997

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement concerning the undersigned is true, complete and accurate.

                                        /s/ Roy A. Wright
                                        ----------------------------------------
                                            Roy A. Wright


Dated:  August 5, 1997

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement concerning the undersigned is true, complete and accurate.

                                        /s/ Bruce Hinckley
                                        ----------------------------------------
                                            Bruce Hinckley


Dated:  August 5, 1997

                                   SCHEDULE I

Executive Officers and Directors
of Iwerks Entertainment, Inc. ("Iwerks")

        The following are the directors and executive officers of Iwerks. Unless otherwise indicated, the principal occupation or employment of each of such persons is the position that such person holds with Iwerks, the business address of each of such persons is 4540 West Valerio Street, Burbank, California 91505 and each is a United States citizen.

        Directors:

Donald W. Iwerks, Vice Chairman
Gary J. Matus
Roy A. Wright, Chairman
Dag Tellefsen

Donald W. Iwerks is retired. The business address of Gary J. Matus is Bank of America NT&SA, ______________. Mr. Matus is an Executive Vice President of Bank of America NT&SA, a banking institution. The business address of Dag Tellefsen is Glenwood Ventures, _______________. Mr. Tellefsen is a principal of Glenwood Ventures, a venture capital firm.

        Executive Officers:

Roy A. Wright                   Chief Executive Officer and President

William J. Battison III         Executive Vice President

Bruce C. Hinckley               Executive Vice President, Chief Financial
                                Officer and Secretary

Executive Officers, Directors and
Controlling Persons of United Artists Theatre Circuit, Inc. ("UATC")

        The following are the directors, executive officers and controlling persons of UATC and OSCAR I (as defined below). Unless otherwise indicated, the principal occupation or employment of each of such persons is the position that such person holds with UATC, the business address of each of such persons is 9110 East Nichols Avenue, Suite 200, Englewood, Colorado 80112.

        Directors of UATC and OSCAR:

Kurt C. Hall
James J. Burke, Jr.
Albert J. Fitzgibbons, III
Robert F. End
Scott M. Shaw
John W. Boyle

The business address of each of James J. Burke, Jr., Albert J. Fitzgibbons, Robert F. End and Scott M. Shaw is Stonington Partners, Inc. ("SP") 767 Fifth Avenue, New York, New York 10153. Mr. Burke is a Managing Partner of SP and Managing Partner of Stonington Partners, Inc. II ("SPII"), both of which are engaged in investing in the Issuer and potentially other companies. Mr. Fitzgibbons is a Partner of SP and SPII. Mr. End is a Partner of SP and SPII. Mr. Shaw is a Principal of SP. John W. Boyle is retired, and his address is 7 North Pine Circle, Belleair, Florida 34616.

        Executive Officers of UATC and OSCAR I:

Kurt C. Hall            Chief Operating Officer, Executive Vice President
                        and Chief Financial Officer

Dennis R. Daniels       Executive Vice President

Thomas C. Elliott       Executive Vice President

Ralph E. Hardy          Executive Vice President, General Counsel and Secretary

Michael Pade            Executive Vice President

Jim Ruybal              Executive Vice President

Bruce M. Taffet         Executive Vice President

        Controlling Persons of UATC and OSCAR I:

OSCAR I Corporation, a Delaware corporation ("OSCAR") with an address at 9110 East Nichols Avenue, Suite 200, Englewood, Colorado 80112, owns 100% of the issued and outstanding shares of UATC. OSCAR I's only business interest is its ownership of UATC and United Artists Realty Company, a Delaware corporation. Merrill Lynch & Co., Inc., by virtue of its control of affiliated entities, controls in excess of a majority of OSCAR I's issued and outstanding voting securities, as follows: Merrill Lynch Capital Appreciation Partnership No. B-XIX, L.P. ("MLCAP B-XIX"), Merrill Lynch Capital Appreciation Partnership No. B-XX, L.P. ("MLCAP B-XX"), Roman Nineteen Offshore Fund B.V. ("Roman Nineteen"), Roman Twenty Offshore Fund B.V. ("Roman Twenty") and MLCP Associates L.P. No. 11 ("MLCP 11"). Merrill Lynch Capital Partners, a Delaware corporation ("MLCP") is the indirect managing general partner of MLCAP B-XIX and MLCAP B-XX, the general partner of MLCP 11 and the sole stockholder of Roman Nineteen and Roman Twenty. The address of MLCP, MLCAP B-XIX, MLCAP B-XX, Roman Nineteen, Roman Twenty and MLCP 11 is South Tower, World Financial Center, New York, New York 10080, and each is principally engaged in the business of investing in the Issuer and potentially other companies. MLCP is an indirect subsidiary of Merrill Lynch & Co., Inc. which, in addition to the foregoing, holds voting control of additional shares of voting securities of OSCAR I through ML IBK Positions, Inc. and Merrill Lynch KECALP L.P. 1991. The address of ML IBK Positions, Inc. is North Tower, World Financial Center, New York, New York 10281, and it is principally engaged in the business of investing in the Issuer and potentially other companies. The address of Merrill Lynch KECALP L.P. 1991 is South Tower, World Financial Center, New York, New York 10080, and it is principally engaged in the business of investing in the Issuer and potentially other companies.

                                INDEX OF EXHIBITS



EXHIBIT NO.                  DESCRIPTION
-----------                  -----------

1 Joint Filing Agreement, dated August 4, 1997, by and among Charles B. Moss, Jr., Charles B. Moss III, Robin H.
                       Moss, individually and as Custodian for Elizabeth H.
                       Moss, Robin H. Moss, as Trustee of the Charles B. Moss,
                       Jr. Family Trust, M.F.P., LLC, Thomas R. DiBenedetto,
                       DiBenedetto Showscan Limited Partnership, Linda M.
                       DiBenedetto, as Trustee of the DiBenedetto 1993 Family
                       Trust, James Yacobucci, as Trustee of the DiBenedetto
                       Family Trust U/A/D 11/01/91 FBO Cory James DiBenedetto,
                       James Yacobucci, as Trustee of the DiBenedetto Family
                       Trust U/A/D 11/01/91 FBO Christian Robert DiBenedetto,
                       James Yacobucci, as Trustee of the DiBenedetto Family
                       Trust U/A/D 11/01/91 FBO Thomas Austin DiBenedetto, James
                       Yacobucci, as Trustee of the DiBenedetto Family Trust
                       U/A/D 11/01/91 FBO Marc Anthony, United Artists Theatre
                       Circuit, Inc., Iwerks Entertainment, Inc., Roy A. Wright and Bruce C. Hinckley.


2                      Agreement and Plan of Reorganization
                       dated as of August 4, 1997 by and
                       among Iwerks Entertainment, Inc.,
                       IWK-1 Merger Corporation and Showscan
                       Entertainment Inc.

3                      Stockholder Support Agreement dated
                       as of August 4, 1997 by and between
                       Iwerks Entertainment, Inc. and
                       Charles B. Moss, Jr.

4                      Stockholder Support Agreement dated
                       as of August 4, 1997 by and between
                       Iwerks Entertainment, Inc. and Thomas
                       R. DiBenedetto.

5                      Stockholder Support Agreement dated
                       as of August 4, 1997 by and between
                       Iwerks Entertainment, Inc. and
                       DiBenedetto Showscan Limited
                       Partnership.

6                      Stockholder Support Agreement dated
                       as of August 4, 1997 by and between
                       Iwerks Entertainment, Inc. and United
                       Artists Theatre Circuit, Inc.
